TRADUCCION PUBLICA--------------------------------------------------------------

[On the bottom of pages 1 to 98 of the source document there are three illegible signatures and three seals, which read from left to right:]---------------------

See our report dated November 8, 2005. PRICE WATERHOUSE & CO S.R.L. - (Partner)- Registration No.T degree 1 F degree 17 -----------------------------------------

Antonio Roberto Garces - Chairman.----------------------------------------------

Adolfo Hector Melian - Syndic - Fir the Supervisory Committee.------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Financial Statements------------------------------------------------------------

for the nine months-------------------------------------------------------------

ended September 30, 2005,-------------------------------------------------------

presented in comparative format-------------------------------------------------
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

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Contents------------------------------------------------------------------------

Financial Statements and Limited Review Report----------------------------------

For the nine months ended September 30, 2005------------------------------------

presented in comparative format-------------------------------------------------

Report of the Supervisory Committee---------------------------------------------

For the nine months ended September 30, 2005------------------------------------

System established by-----------------------------------------------------------

Technical Regulations (N.T.2001) of the National Securities Commission----------

Heading                                                                        1

Consolidated Balance Sheet                                                     2

Consolidated Memorandum Accounts                                               5

Consolidated Income Statement                                                  6

Consolidated Statement of Cash Flows                                           8

Notes to Consolidated Financial Statements                                     9

Balance Sheet                                                                 50

Income Statement                                                              51

Statement of Changes in Shareholders' Equity                                  52

Statement of Cash Flows                                                       53

Notes to Financial Statements                                                 54

Schedules                                                                     81

Information required in addition to the Notes to Financial Statements
by Section 68 of the Buenos Aires Stock Exchange regulations                  88

Supplementary and Explanatory Statement by the Board of Directors required by
Section 2 of the Accounting Documentation Regulations of the Cordoba Stock
Exchange Regulations                                                          91

Informative Review                                                            94

Report of the Supervisory Committee

Limited review report

+Company's Name:                        Grupo Financiero Galicia S.A.
                                        "Corporation  which  has  not  adhered
                                        to the  Optional System  for the
                                        Mandatory  Acquisition  of  Shares in a
                                        Public Offering"

Legal domicile:                         Tte. Gral. Juan D. Peron N degree 456 -
                                        Piso 2 degree
                                        Autonomous City of Buenos Aires

Principal line of business:             Financial and Investment Activities

7th Fiscal Year
For the nine months ended September 30, 2005, presented in comparative format.

DATE OF REGISTRATION WITH THE COMMERCIAL COURT OF RECORD

Of bylaws:                                             September 30, 1999

Date of latest amendment to bylaws:                    August 22, 2003

Registration number with the Corporation Control
Authority:                                             11,891

Sequential Number - Corporation Control Authority:     1,671,058

Date of expiry of Company's bylaws:                    June 30, 2100

Name of the Controlling Company:                       EBA HOLDING S.A.

Principal line of business:                            Financial and Investment
                                                       Activities

Interest held by the Controlling Company in the
Shareholders' equity as of September 30, 2005:         22.65 %

Percentage of votes to which the Controlling Company
is entitled as of September 30, 2005:                  59.42 %


=======================================================================================================
                CAPITAL STATUS as of September 30, 2005 (Note 8 to the Financial Statements)
                                   (figures stated in thousands of pesos)
-------------------------------------------------------------------------------------------------------
                                               Shares
-------------------------------------------------------------------------------------------------------
     Number                Class          Voting rights per share      Subscribed        Paid in
-------------------------------------------------------------------------------------------------------
                  Ordinary class "A",
   281,221,650    face value of 0.001              5                    281,222          281,222
-------------------------------------------------------------------------------------------------------
                  Ordinary class "B",
   960,185,367    face value of 0.001              1                    960,185          960,185
-------------------------------------------------------------------------------------------------------
  1,241,407,017                                                        1,241,407        1,241,407
=======================================================================================================
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary Accounting Information--------------------------------------------

Consolidated Balance Sheet as of September 30, 2005-----------------------------

and December 31, 2004.----------------------------------------------------------

(figures stated in thousands of pesos)------------------------------------------


=============================================================================================================================
                                                                                     09.30.05              12.31.04
                                                                                 ------------------------------------------
 ASSETS
                                                                                 ------------------------------------------
 A.   CASH AND DUE FROM BANKS                                                         995,882                988,669
                                                                                 ------------------------------------------
      - Cash                                                                          485,668                442,494
      - Banks and correspondents                                                      510,214                546,175
                                                                                 ------------------------------------------
 B.   GOVERNMENT AND CORPORATE SECURITIES                                           5,556,198              5,534,097
                                                                                 ------------------------------------------
      -Holdings in investment account                                                  11,677                601,264
      - Holdings for trading                                                           19,242                 37,105
      -Government securities without quotation                                      4,560,498              4,371,716
      -Securities issued by the Argentine Central Bank                                943,395                508,544
      -Investments in quoted corporate securities                                      21,725                 16,086
      -Allowances                                                                        (339)                  (618)
                                                                                 --------------------------------------
 C.   LOANS                                                                         9,968,569              8,438,177
                                                                                 --------------------------------------
      -To the non-financial public sector                                           5,094,771              4,558,873
      -To the financial sector                                                        117,557                150,530
      -To the Non-financial private sector and residents abroad                     5,286,866              4,361,393
        -Overdrafts                                                                   311,835                199,668
        -Promissory notes                                                           1,508,726              1,099,243
        -Mortgage loans                                                               655,794                623,944
        -Pledge loans                                                                 105,704                 92,889
        -Consumer loans                                                               166,678                 58,161
        -Credit card loans                                                          1,446,890              1,105,386
        -Other                                                                        820,666                772,996
        -Accrued interest, adjustments and quotation differences receivable           281,626                414,400
        -Documented interest                                                          (11,030)                (5,286)
        -Unallocated collections                                                          (23)                    (8)
      -Allowances                                                                    (530,625)              (632,619)
                                                                                 ---------------------------------------

D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                            6,904,463              6,697,688
                                                                                 ---------------------------------------
      -Argentine Central Bank                                                           87,248                 78,463
      -Amounts receivable for spot and forward sales to be settled                     338,840                 56,209
      -Securities receivable under spot and forward purchases to be settled            363,511                313,462
      -Negotiable obligations without quotation                                         39,332                 20,384
      -Other receivables not included in the debtor classification regulations       5,808,665              5,973,345
      -Other receivables included in the debtor classification regulations             185,686                188,807
      -Accrued interest receivable not included in the debtor classification
         regulations                                                                   113,972                 92,302
      -Accrued interest receivable included in the debtor classification
         regulations                                                                       766                  2,427
      -Allowances                                                                     (33,557)               (27,711)
========================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.---------------------------------------------------------------------
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                                       4

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary Accounting Information--------------------------------------------

Consolidated Balance Sheet as of September 30, 2005-----------------------------

and December 31, 2004.----------------------------------------------------------

(figures stated in thousands of pesos)------------------------------------------


=====================================================================================================================
                                                                    09.30.05              12.31.04
                                                              -------------------------------------------
 E.  ASSETS UNDER FINANCIAL LEASES                                   148,592               100,950
                                                              -------------------------------------------
      - Assets under financial leases                                150,561               103,443
      - Allowances                                                   (1,969)               (2,493)
                                                              -------------------------------------------
 F.  EQUITY INVESTMENTS                                               84,892                82,819
                                                              -------------------------------------------
      - In financial institutions                                      2,967                 3,029
      - Other                                                        112,987               108,714
      - Allowances                                                  (31,062)              (28,924)
                                                              -------------------------------------------
 G.  MISCELLANEOUS RECEIVABLES                                       408,791              519,781
                                                              -------------------------------------------
      - Receivables for assets sold                                      485                  879
      - Tax on minimum presumed income - Tax credit                  160,737              138,010
      - Other                                                        328,138              353,507
      - Accrued interest on receivables for assets sold                   29                   33
      - Other accrued interest and adjustments receivable                 50               64,263
      - Allowances                                                   (80,648)             (36,911)
                                                              -------------------------------------------
 H.  BANK PREMISES AND EQUIPMENT                                     485,150              489,182
                                                              -------------------------------------------
 I.  MISCELLANEOUS ASSETS                                            179,311              160,033
                                                              -------------------------------------------
 J.  INTANGIBLE ASSETS                                               520,169              638,004
                                                              -------------------------------------------
      -Goodwill                                                       95,833              115,080
      -Organization and development expenses                         424,336              522,924
                                                              -------------------------------------------

 K.  UNALLOCATED ITEMS                                                   853                1,154
                                                              -------------------------------------------
        TOTAL ASSETS                                              25,252,870           23,650,554
=====================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.---------------------------------------------------------------------
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                                       5

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering" Supplementary Accounting Information---------------------------------------------------------------------

Consolidated Balance Sheet as of September 30, 2005-----------------------------

and December 31, 2004.----------------------------------------------------------

(figures stated in thousands of pesos)------------------------------------------


=====================================================================================================================
                                                                                09.30.05              12.31.04
                                                                          -------------------------------------------
  LIABILITIES
                                                                          -------------------------------------------
 L.    DEPOSITS                                                                     8,027,194            6,756,913
                                                                          -------------------------------------------
       -Non-financial public sector                                                    92,426              131,932
       -Financial sector                                                                8,327               17,157
       -Non-financial private sector and residents abroad                           7,926,441            6,607,824
         -Current Accounts                                                          1,505,231            1,192,474
         -Savings Accounts                                                          2,094,248            1,638,694
         -Time Deposits                                                             4,075,165            3,415,788
         -Investment accounts                                                             247                  383
         -Other                                                                       168,190              280,220
         -Accrued interest and quotation differences payable                           83,360               80,265
                                                                          -------------------------------------------
 M.    OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                        14,575,019           14,056,567
                                                                          -------------------------------------------
       -Argentine Central Bank                                                      8,073,516            8,059,550
         -Financial assistance Decrees No. 739/03 and 1262/03                       5,070,130            5,321,697
         -Other                                                                     3,003,386            2,737,853
       -Banks and international entities                                              717,904              772,393
       -Unsubordinated negotiable obligations                                       2,975,027            3,348,652
       -Amounts payable for spot and forward purchase to be settled                   321,903              229,537
       -Securities to be delivered under spot and forward sales to be
         settled                                                                      338,302               56,155
       -Loans from domestic financial institutions                                    224,608              191,195
       -Other                                                                       1,037,015              909,926
       -Accrued interest and quotation differences payable                            886,744              489,159
                                                                          -------------------------------------------
 N.    MISCELLANEOUS LIABILITIES                                                      269,545              300,612
                                                                          -------------------------------------------
       -Dividends payable                                                                   -                    5
       -Directors' and syndics' fees                                                    1,732                3,676
       -Other                                                                         265,300              294,888
       -Adjustments and accrued interest payable                                        2,513                2,043
                                                                          -------------------------------------------
 O. PROVISIONS                                                                        234,108              517,806
                                                                          -------------------------------------------
 P. SUBORDINATED NEGOTIABLE OBLIGATIONS                                               402,509              380,077
                                                                          -------------------------------------------
 Q.    UNALLOCATED ITEMS                                                                6,018                5,574
                                                                          -------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                               139,260              113,467
                                                                          -------------------------------------------
   TOTAL LIABILITIES                                                               23,653,653           22,131,016
                                                                          ===========================================
                                                                          -------------------------------------------
SHAREHOLDERS' EQUITY                                                                1,599,217            1,519,538
                                                                          -------------------------------------------
                                                                          -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         25,252,870           23,650,554
=====================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.---------------------------------------------------------------------
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                                       6

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary Accounting Information--------------------------------------------

Consolidated Memorandum Accounts------------------------------------------------

As of September 30, 2005 and December 31, 2004----------------------------------

(figures stated in thousands of pesos)------------------------------------------

====================================================================================================================
                                                                               09.30.05              12.31.04
                                                                        --------------------------------------------
 DEBIT                                                                           26,104,484            24,834,267
                                                                         ===========================================

                                                                         -------------------------------------------
 CONTINGENT                                                                      18,004,177            16,956,681
                                                                         -------------------------------------------
 Loans obtained                                                                     229,194               107,302
 Guarantees received                                                             11,182,644            10,295,575
 Others not included in the debtor classification regulations                             -                25,774
 Contingencies re. contra items                                                   6,592,339             6,528,030
                                                                         -------------------------------------------
 CONTROL                                                                          7,776,455             7,699,323
                                                                         -------------------------------------------
 Uncollectible loans                                                                633,428               615,801
 Other                                                                            6,935,470             6,911,058
 Control re. contra items                                                           207,557               172,464
                                                                         -------------------------------------------
 DERIVATIVES                                                                        203,770               173,069
                                                                         -------------------------------------------
  "Notional" value of forward transactions without delivery of
    underlying asset                                                                 11,678                     -
 Derivatives re. contra items                                                       192,092               173,069
                                                                         -------------------------------------------
 TRUST ACCOUNTS                                                                     120,082                 5,194
                                                                         -------------------------------------------
 Trust funds                                                                        120,082                 5,194
                                                                         -------------------------------------------
                                                                         -------------------------------------------
 CREDIT                                                                          26,104,484            24,834,267
                                                                         ===========================================
 CONTINGENT                                                                      18,004,177            16,956,681
                                                                         -------------------------------------------
 Loans granted (unused balances)                                                    349,284               285,824
 Guarantees granted to the Argentine Central Bank                                 5,886,009             5,708,394
 Other guarantees granted included in the debtor classification
   regulations                                                                      228,782               122,539
 Other guarantees granted not included in the debtor classification
   regulations                                                                       40,834               239,930
 Others included in the debtor classification regulations                            78,285                57,107
 Others not included in the debtor classification regulations                       111,432               140,010
 Contingencies re. contra items                                                  11,309,551            10,402,877
                                                                         -------------------------------------------
 CONTROL                                                                          7,776,455             7,699,323
                                                                         -------------------------------------------
 Checks and drafts to be credited                                                   207,392               172,296
 Other                                                                                9,484                   168
 Control re. contra items                                                         7,559,579             7,526,859
                                                                         -------------------------------------------
 DERIVATIVES                                                                        203,770               173,069
                                                                         -------------------------------------------
  "Notional" value of put options written                                           178,953                     -
  "Notional" value of forward transactions without delivery of
     underlying asset                                                                13,139                     -
 Derivatives re. contra items                                                        11,678               173,069
                                                                         -------------------------------------------
 TRUST ACCOUNTS                                                                     120,082                 5,194
                                                                         -------------------------------------------
 Trust liabilities re. contra items                                                 120,082                 5,194
====================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.-------------------------------------------------------------------
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                                       7

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary Accounting Information--------------------------------------------

Consolidated Income Statement---------------------------------------------------

For the nine months from January 1, 2005----------------------------------------

to September 30, 2005-----------------------------------------------------------

presented in comparative format with the same period of the previous year-------

(figures stated in thousands of pesos)------------------------------------------


======================================================================================================================
                                                                           09.30.05              09.30.04
                                                                    -------------------------------------------
A.   FINANCIAL INCOME                                                        1,719,588             1,153,519
                                                                    -------------------------------------------
     Interest on cash and due from banks                                            41                    28
     Interest on loans granted to the financial sector                           2,203                 4,107
     Interest on overdrafts                                                     28,435                15,886
     Interest on promissory notes                                               85,400                75,625
     Interest on mortgage loans                                                 60,011                51,215
     Interest on pledge loans                                                    7,547                 4,574
     Interest on credit card loans                                             161,103               119,770
     Interest on other loans                                                    21,276                18,709
     Net income from government and corporate securities                       206,465                76,348
     Interest  on  other   receivables   resulting  from  financial
       brokerage                                                               120,243                57,820
     Net income from secured loans - Decree No. 1387/01                        149,407               138,351
     CER adjustment                                                            816,129               444,752
     CVS adjustment                                                                  -                28,837
     Other                                                                      61,328               117,497
                                                                    -------------------------------------------
B.   FINANCIAL EXPENSES                                                      1,349,477               865,702
                                                                    -------------------------------------------
     Interest on current account deposits                                       10,707                 2,956
     Interest on savings account deposits                                        3,464                 3,118
     Interest on time deposits                                                  95,917                64,563
     Interest on financing from the financial sector                             2,950                 5,042
     Interest on other liabilities resulting from financial brokerage          197,703               141,758
     Other interest                                                            250,233               209,279
     CER adjustment                                                            742,055               394,424
     Other                                                                      46,448                44,562
                                                                    -------------------------------------------
     GROSS FINANCIAL MARGIN                                                    370,111               287,817
                                                                    ===========================================
C.   LOAN LOSS PROVISIONS                                                       55,539               116,306
                                                                    -------------------------------------------
D.   INCOME FROM SERVICES                                                      461,954               383,815
                                                                    -------------------------------------------
     In relation to lending transactions                                       129,791               113,381
     In relation to borrowing transactions                                     127,600               101,913
     Other commissions                                                          12,461                 6,190
     Other                                                                     192,102               162,331
                                                                    -------------------------------------------
E.   EXPENSES FOR SERVICES                                                      81,557                68,789
                                                                    -------------------------------------------
     Commissions                                                                38,634                29,770
     Other                                                                      42,923                39,019
===============================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.-------------------------------------------------------------------
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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary Accounting Information--------------------------------------------

Consolidated Income Statement---------------------------------------------------

For the nine months from January 1, 2005----------------------------------------

to September 30, 2005-----------------------------------------------------------

presented in comparative format with the same period of the previous year-------

(figures stated in thousands of pesos)------------------------------------------

=======================================================================================================================
                                                                                    09.30.05              09.30.04
                                                                            -------------------------------------------
F.    ADMINISTRATIVE EXPENSES                                                          558,910               452,652
                                                                            -------------------------------------------
      Personnel expenses                                                               283,371               211,086
      Directors' and syndics' fees                                                       4,005                 2,377
      Other fees                                                                        21,520                14,239
      Advertising and publicity                                                         47,130                24,913
      Taxes                                                                             25,876                31,862
      Other operating expenses                                                         135,452               135,494
      Other                                                                             41,556                32,681
                                                                            -------------------------------------------
      NET INCOME FROM FINANCIAL BROKERAGE                                              136,059                33,885
                                                                            ===========================================
      MINORITY INTERESTS RESULT                                                       (28,369)              (11,996)
                                                                            -------------------------------------------
G.    MISCELLANEOUS INCOME                                                             258,615               258,392
                                                                            -------------------------------------------
      Net income from equity investments                                                 5,455                 2,346
      Default interests                                                                    666                   693
      Loans recovered and allowances reversed                                          149,200               146,702
      CER adjustment                                                                     7,331                 7,449
      Other                                                                             95,963               101,202
                                                                            -------------------------------------------
H.    MISCELLANEOUS LOSSES                                                             282,193               326,022
                                                                            -------------------------------------------
      Default interests and charges in favor of the  Argentina  Central
        Bank                                                                                 9                    16
      Loan  loss  provisions  for  miscellaneous  receivables  and  other
        provisions                                                                      63,562               108,230
      CER adjustment                                                                       520                   265
      Amortization of differences arising form court resolutions                        99,526                88,864
      Other                                                                            118,576               128,647
                                                                            -------------------------------------------
      NET INCOME / (LOSS) BEFORE INCOME TAX                                             84,112              (45,741)
                                                                            -------------------------------------------
I.    INCOME TAX                                                                         4,433                28,469
                                                                            -------------------------------------------
      NET INCOME / (LOSS) FOR THE PERIOD                                                79,679              (74,210)
=======================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.---------------------------------------------------------------------
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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary Accounting Information--------------------------------------------

Consolidated Statement of Cash Flows--------------------------------------------

For the nine months from January 1, 2005----------------------------------------

to September 30, 2005-----------------------------------------------------------

presented in comparative format with the same period of the previous year-------

(figures stated in thousands of pesos)------------------------------------------


=====================================================================================================================
                                                                               09.30.05              09.30.04
                                                                         --------------------------------------------
Changes in cash
Cash and due from banks at beginning of fiscal year                                 988,669               826,150
Increase in funds                                                                     7,213               281,579
                                                                         --------------------------------------------
Cash and due from banks at period end                                               995,882             1,107,729
                                                                         ============================================
Reasons for changes in cash
Financial income collected                                                          904,259               726,238
Income from services collected                                                      461,698               384,094
Less
Financial expenses paid                                                           (630,380)             (423,253)
Expenses for services paid                                                         (77,643)              (65,505)
Administrative expenses paid                                                      (497,476)             (371,815)
                                                                         --------------------------------------------
Funds provided by operating activities                                              160,458               249,759
                                                                         ============================================
Other sources of cash
Increase in deposits, net                                                         1,609,032               958,057
Decrease in government and corporate securities, net                                      -               598,559
Other sources of cash                                                               102,428               186,197
                                                                         --------------------------------------------
Total sources of cash                                                             1,711,460             1,742,813
                                                                         --------------------------------------------
Other uses of cash
Increase in government and corporate securities, net                              (205,509)                     -
Increase in loans, net                                                            (912,565)             (331,410)
Increase in other receivables resulting from financial brokerage, net             (126,216)             (201,101)
Increase in other assets, net                                                     (122,273)             (187,477)
Decrease in other liabilities resulting from financial brokerage, net             (295,170)             (614,585)
Decrease in other liabilities, net                                                 (70,942)             (107,522)
Other uses of cash                                                                (132,030)              (61,259)
Repayment of principal of and interest on restructured debt                               -             (207,639)
                                                                         --------------------------------------------
Total uses of cash                                                              (1,864,705)           (1,710,993)
                                                                         --------------------------------------------
Increase in funds                                                                     7,213               281,579
=====================================================================================================================

The accompanying Notes 1 to 23 are an integral part of these financial statements.---------------------------------------------------------------------
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--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary Accounting Information--------------------------------------------

Notes to Consolidated Financial Statements--------------------------------------

For the nine months ended September 30, 2005------------------------------------

presented in comparative format.------------------------------------------------

(figures stated in thousands of pesos)------------------------------------------

NOTE 1: ARGENTINE ECONOMIC CONTEXT----------------------------------------------

The issues described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements.---------------------------------------------------------------------

NOTE 2: PRESENTATION OF FINANCIAL STATEMENTS------------------------------------

The Financial Statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("CNV"). As required by the abovementioned regulations, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the said Bank's quarterly financial statements as supplementary information, reason for which they should be read in conjunction with them.-----------------------------------

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"). In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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                                       11

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Notes to Consolidated Financial Statements (Continued)--------------------------

(figures stated in thousands of pesos)------------------------------------------

NOTE 3: ACCOUNTING STANDARDS----------------------------------------------------

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:------------------------------------------

a. Financial statement consolidation--------------------------------------------

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 4 to the consolidated financial statements).--------------------------------------------------------------------

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason the Company has adopted the valuation and disclosure criteria applied by the Bank.------------------------------------------------------------

Banco de Galicia y Buenos Aires S.A. financial statements include the balances corresponding to the operations of its branches in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards established by the Argentine Central Bank and, except as mentioned in item c.1.d. of this Note, by professional accounting standards.

Financial statements of foreign branches have originally been issued in foreign currency and converted into pesos using the following criteria:-----------------

a. Assets and liabilities were converted into pesos applying the reference exchange rate established by the Argentine Central Bank.---------------------

b. Allotted capital has been computed for the amounts actually disbursed restated.--------------------------------------------------------------------

c. Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.----------------------------------------

d. Earnings for the period were determined as the difference between the accumulated earnings at the beginning of the fiscal year, net of cash dividends and contributions, and the accumulated earnings at the closing date. The balances of income statement accounts were converted into pesos applying the average of the monthly average exchange rates recorded in each month of the current fiscal year.--------------------------------------------

e. The significant items arising from intercompany transactions among the consolidated companies have been eliminated from the Balance Sheet and the Income Statement.------------------------------------------------------------

The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in the second paragraph of Note 2 to the consolidated financial statements.---------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

b. Consistency of accounting principles-----------------------------------------

Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 2 item c.2. to the financial statements).---------------------------------------------------

The main valuation criteria applied by Banco de
Galicia y Buenos Aires S.A. are listed below:-----------------------------------

b.1. - Foreign currency assets and liabilities----------------------------------

These are stated at the US dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.--------------------------------------------------------------------------

Assets and liabilities valued in foreign currencies other than the US dollar have been converted into the latter currency using the swap rates communicated by the Argentine Central Bank's trading desk.-----------------------------------

b.2. - Gold bullion-------------------------------------------------------------

Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.--------------------------------------------------------------------------

The procedure referred to in item b.1. above has been applied for conversion into local currency.------------------------------------------------------------

b.3. - Government and corporate securities--------------------------------------

b.3.a. - Government securities--------------------------------------------------

I) Holdings in investment accounts:---------------------------------------------

These include the National Government Bonds Libor Due 2012 received within the framework of Sections 28 and 29 of Decree No. 905/02 (see Note 1 to the financial statements, section "Compensation to financial institutions") recorded at technical value.-------------------------------------------------------------

As long as this valuation criterion is followed, Banco de Galicia y Buenos Aires S.A. shall not be allowed to distribute any cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. If the position in these securities and the balances receivable recorded under "Other Receivables Resulting from Financial Brokerage" not used as collateral for the subscription of the Hedge Bond had been marked to market, a decrease in the Bank's shareholders' equity as of September 30, 2005 and at the end of the previous fiscal year of about $ 265,947 and $ 617,764 respectively would have been recorded.----------------------------
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

Furthermore, in valuing these bonds, the cap per bond to the admitted valuation difference, resulting from increasing the market price by 20%, does not apply, as established by the Argentine Central Bank regulations.-----------------------

II) Holdings of trading securities:---------------------------------------------

These are recorded at the closing price for each security at period end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.---------------------------------------

III) Without quotation:---------------------------------------------------------

As of September 30, 2005, the Bank carries the following holdings:--------------

a) Secured Bonds in Pesos-------------------------------------------------------

These bonds have been valued in accordance with Communique "A" 3911 and supplementary regulations, as mentioned in this Note, section "National secured loans and provincial secured bonds".--------------------------------------------

The total of these bonds holdings is allocated as collateral for the financial assistance from the Argentine Central Bank, including that for the subscription of the Hedge Bond, as indicated in Note 1 to the financial statements, Section "Compensation to financial institutions". The market value of the bonds granted as collateral of the Argentine Central Bank's financial assistance exceeds the book value by $ 19,959 approximately.-------------------------------------------

b) Discount Bonds and GDP-Linked Negotiable Securities--------------------------

Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, for a face value of US$ 280,471 thousand, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1735/04.----------------------------------------------

As established in that Decree, the acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.-------------------------------------------------------

As indicated in Argentine Central Bank's Communique "A" 4270 and supplementary regulations, as of September 30, 2005, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities, and the carrying value as of March 17, 2005 of the securities, equivalent to the present value of the Secured Bonds at that date.-------------------------------------------------
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--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

This valuation will be reduced in the amount of the perceived payments, and accrued interest will not be recognized. Had these securities been valued at market price, Banco de Galicia y Buenos Aires S.A shareholders' equity would have been reduced by approximately $ 391,148 as of September 30, 2005.

c) The Fiscal Tax Credit Certificates have been recorded at technical value (i.e., face value plus accrued interests, according to contractual conditions), as they will be used for tax payments.------------------------------------------

     IV) Securities issued by the Argentine Central Bank:-----------------------

These securities were valued at the period-end closing price for each security.-----------------------------------------------------------------------

Those securities without quotation have increased on an exponential basis according to their internal rate of return.-------------------------------------

b.3.b. - Investments in quoted corporate securities-----------------------------

These securities are valued at the period-end closing price, less estimated selling costs, when applicable.-------------------------------------------------

b.4. - National secured loans and provincial secured bonds----------------------

On 6 November 2001, within the framework of Decree No. 1387/01, Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond program, for new loans called "National Secured Loans," which are recorded in under "Loans - Non-Financial Public Sector".---------------------------------------------------

Had the National Secured Loans originally been valued at the closing price of the securities exchanged as of November 6, 2001, Banco de Galicia y Buenos Aires S.A. shareholders' equity would have decreased, at that date, by $ 446,688. At the issue date of these financial statements, their book value is lower than their estimated realizable value. This value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate for instruments of the same issuer------------------------------

Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government's debt, pursuant to the provisions of Decree No. 1579/02, receiving Provincial Secured Bonds ("BOGAR") in exchange for its loans, which have been disclosed under "Government Securities without quotation."---------------------------------------------------------------------

In accordance with Argentine Central Bank's regulations, both assets have been recorded at the lower of their present value and their technical value. The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of September 30, 2005, was 3.87% and, as of December 31, 2004, 3.50%. The "technical value" is the adjusted amount of each instrument under contractual conditions.----------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

Banco de Galicia y Buenos Aires S.A. has recognized in the income statement the effect resulting from the application of this criterion.------------------------

The assets used as collateral for the advances from the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02, ratified by Section 71 of Law No. 25,827, have been recorded at the value admitted by the Argentine Central Bank for assets used as collateral, in accordance with Communique "A" 3911 and supplementary regulations.--------------

b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns----------------------------------------

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.------------------------

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.---------------------------------------

As indicated in Note 1 to the individual financial statements, section "Deposit with the financial system - Legal actions requesting protection of constitutional guarantees"; for liabilities originally denominated in foreign currency and converted into pesos, the adjustment from the application of the CER was accrued in accordance with legal regulations or contractual conditions.---------------------------------------------------------------------

b.6. - Financial trust debt securities and participation certificates-----------

The debt securities added at par have been recorded at their technical value; the remaining holdings were recorded according to their internal rate of return. Participation certificates are valued taking into account the participation in the assets net of liabilities that stem from the financial statements of the respective trusts.--------------------------------------------------------------

b.7. - Negotiable obligations without quotation---------------------------------

The holdings of these securities have increased on an exponential basis according their internal rate of return.----------------------------------------

b.8. - Assets under financial leases--------------------------------------------

Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER where applicable.-------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

b.9. - Equity investments-------------------------------------------------------

b.9.a. - In financial institutions, complementary and authorized activities-----

- Controlled--------------------------------------------------------------------

Argentine:----------------------------------------------------------------------

These investments have been valued according to the equity method.--------------

Banco de Galicia y Buenos Aires S.A. equity investment in Banelco S.A. is valued under the equity method, based on this company's June 30, 2005 financial statements, because at the date of these financial statements, more recent audited financial statements were not available. Furthermore, the important developments that had an impact on this company's financial condition and results after that date have been recognized.-----------------------------------

The irrevocable capital contribution that was made in Tarjetas del Mar S.A. within the process of restructuring debts with the Bank, has been disclosed at its original value and a valuation allowance has been established, which amounted to $ 51,122 as of September 30, 2005.----------------------------------

Foreign:------------------------------------------------------------------------

Banco de Galicia (Cayman) Limited (in provisional liquidation) and Banco Galicia Uruguay S.A. have been valued according to the equity method, on the basis of financial statements originally issued in foreign currency.---------------------

The conversion to local currency was made as established in the fourth paragraph of item a. of this note.--------------------------------------------------------

- Non-controlled----------------------------------------------------------------

Argentine:----------------------------------------------------------------------

These are stated at their acquisition cost restated as mentioned in Note 2. to these financial statements, plus stock dividends.-------------------------------

A valuation allowance has been established for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.------------------------------------------------

Foreign:------------------------------------------------------------------------

Minority interests in foreign entities are reflected at acquisition cost, plus stock dividends recognized at their face value.---------------------------------
--------------------------------------------------------------------------------
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                                       17

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

The procedure referred to in item b.1. above has been applied for conversion into local currency.------------------------------------------------------------

b.9.b - In other companies------------------------------------------------------

- Non-controlled----------------------------------------------------------------

Argentine:----------------------------------------------------------------------

These are stated at their acquisition cost restated as mentioned in Note 2. to these financial statements, plus stock dividends.-------------------------------

A valuation allowance has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A., Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A. and Aguas Argentinas S.A. exceeds their equity method value.--------------------------------------------------------------------------

Foreign:------------------------------------------------------------------------

Minority interests in foreign entities are valued at acquisition cost, plus stock dividends recognized at their face value.---------------------------------

The procedure referred to in item b.1. above has been applied for conversion into local currency.------------------------------------------------------------

A valuation allowance has been established for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.--------------------------------------------------------------

b.10. - Bank premises and equipment and miscellaneous assets--------------------

Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 2 above), plus the increase in value of the real estate properties derived from a technical revaluation made in 1981, less accumulated depreciation.-------------------------------------------------------------------

The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.-----------------------------------------------------------------

The residual value of the assets, taken as a whole, does not exceed their combined market value.----------------------------------------------------------

b.11. - Other miscellaneous assets----------------------------------------------

These assets are valued at their restated acquisition cost (see Note 2 above), less the corresponding accumulated depreciation.--------------------------------
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                                       18

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

For those miscellaneous assets earmarked for sale and acquired through foreclosures, the effects of the variation in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.--------------------------------------------------------------------

The depreciation charges for these assets are calculated following the same criterion as that mentioned in item b.10 above.---------------------------------

b.12. - Intangible assets-------------------------------------------------------

Intangible assets have been valued at their restated acquisition cost (see Note 2 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.--------------

Amortization has been assessed on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and development expenses."----------------------------------------------------------

Effective March 2003, Argentine Central Bank's Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in
Note 1. to the financial statements, section "Deposit with the financial system
- Legal actions requesting protection of constitutional guarantees".--------------------------------------------------------------------

b.13. - Allowance for loan losses and provisions for contingent commitments-----

These have been established based upon the estimated uncollectibility risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition and the guarantees securing their related transactions, taking into account the provisions of Argentine Central Bank's Communique "A" 2216 and supplementary regulations.---------------------------------------------

Since the beginning of the crisis in late 2001, Banco de Galicia y Buenos Aires S.A. has been restructuring its loan portfolio, a process that has reached its final stage this fiscal year.---------------------------------------------------

b.14. - Income tax--------------------------------------------------------------

As of September 30, 2005, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss. The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method.------------------
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--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

b.15 - Tax on minimum presumed income-------------------------------------------

Pursuant to Section 13 of Law No. 25,063, as amended by Law No. 25,360, payments on account of the Minimum Presumed Income Tax, not offset against the Income Tax for each fiscal year, can be computed as a payment on account of the Income Tax determined for any of the following 10 fiscal years.----------------------------

The recognition of this deferred asset and its realizability stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the provisions of Argentine Central Bank's Communique "A" 4111 and supplementary regulations.--------------------------------------------------------------------

Below is a detail of the tax credits outstanding and their probable offsetting date:---------------------------------------------------------------------------

       Tax credit          Date of generation      Probable offsetting date

          11,702                 2001                       2011
          45,158                 2002                       2011
          43,004                 2003                       2011
          42,037                 2004                       2011
          15,140                 2005                       2011

In addition to the statement made in preceding paragraphs, as of September 30, 2005, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 1,612 for the Tax on Minimum Presumed Income, while as of December 31, 2004, this amount was $20,020.----------------------------------------------

b.16. - Severance payments------------------------------------------------------

Banco de Galicia y Buenos Aires S.A. directly allocates severance payments to expenses.-----------------------------------------------------------------------

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments."------------------------------------------------------------

Also, as of September 30, 2005, the maximum risk in connection with severance payments amounted to $ 201,321. As of December 31, 2004, this amount totaled $176,593.-----------------------------------------------------------------------

c. Differences between the Argentine Central Bank's regulations and Argentine GAAP in the Autonomous City of Buenos Aires-------------------------------------

Through its C.D. Resolutions No. 238/01, No. 243/01, No. 261/01, No. 262/01 and No. 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved, with certain amendments, Technical Pronouncements Nos. 16, 17,. 18, 19 and 20, incorporating certain changes to Argentine GAAP valuation and disclosure standards, the application of which is mandatory for fiscal years commenced on and after 1 July 2002 and their interim periods.------------------------------------------------------------------------
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                                       20

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

Furthermore, M.D. Resolution No. 5/2003 approved Technical Pronouncement No. 21, effective for fiscal years commenced on or after April 2003. In addition, the CNV through its General Resolutions No. 434/03 and No. 459 adopted, with certain modifications, Technical Pronouncements No. 16 to No. 21 based upon the resolutions issued by the CPCECABA.---------------------------------------------

At the date these financial statements were prepared, the Argentine Central Bank had not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to Argentine GAAP in force in the Autonomous City of Buenos Aires.------------------------------------------------

The main differences between the Argentine Central Bank's regulations and Argentine GAAP are detailed below:----------------------------------------------

c.1.- Valuation criteria--------------------------------------------------------

c.1.a.- Restatement to constant currency----------------------------------------

Banco de Galicia y Buenos Aires S.A. financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE.-------------------

In accordance with Decree No. 664/2003 of the National Executive Branch, Communique "A" 3921 of the Argentine Central Bank and Resolution No. 441 of the CNV, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not recognize the effects of changes in the purchasing power of the currency after March 1, 2003.---------------------------

Under Argentine GAAP, as established by M.D. Resolution No. 41/03 of the CPCECABA, the application of this method has been discontinued effective October 1, 2003.------------------------------------------------------------------------

However, taking into account that the variation in the IPIM recorded in the March-September 2003 period was a deflation of approximately 2 %, the effect from not recognizing such variation in Banco de Galicia y Buenos Aires S.A. financial statements has not been significant.----------------------------------

c.1.b. - Accounting for income tax according to the deferred tax method---------

Banco de Galicia y Buenos Aires S.A. determines the Income Tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.------------------------------------------------------------------------
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                                       21

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

Under Argentine GAAP, income taxes must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated. Application of this criterion would lead to an increase of approximately $ 263,000 in assets.-------------------------------------------

c.1.c. - Valuation of assets with the non-financial public and private sectors-------------------------------------------------------------------------

c.1.c.1. - National secured loans and provincial secured bonds------------------

In accordance with the provisions of Decree No. 1387/01, dated November 6, 2001, during the fiscal year ended December 31, 2001, Banco de Galicia y Buenos Aires S.A. and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities (which were classified and valued as "Investment accounts" by Banco de Galicia y Buenos Aires S.A. according to the criteria established by the Argentine Central Bank) for National Secured Loans which, as of September 30, 2005 and December 31, 2004, were recorded under "Loans - Non-Financial Public Sector." Furthermore, as established by Decree No. 1579/02, Banco de Galicia y Buenos Aires S.A. and the FFDP ("Fondo Fiduciario para el Desarrollo Provincial") exchanged loans to provincial governments for Provincial Secured Bonds ("BOGAR") which, as of September 30, 2005 and December 31, 2004, are recorded under "Government Securities without quotation."-----------------------

As of such dates, Banco de Galicia y Buenos Aires S.A. valued those assets at the lower of present or technical value, as established by Argentine Central Bank's Communique "A" 3911, except for those used as collateral of the advances from the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02.------------------------------------

Under the provisions of CD Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:-------------------------

- National secured loans based upon the respective market quotations of the securities exchanged as of 6 November 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period.--------------------

- Provincial secured bonds: at market value. No significant volumes of these securities have been traded on the market. The known market values may not be representative of the realizable value of these assets.-------------------------
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                                       22

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

The aforementioned assets, in addition to the bonds described in section c.1.c.3 of this note, are allocated as collateral of rediscounts and advances from the Argentine Central Bank and/or have been exchanged for restructured foreign debt of Banco de Galicia y Buenos Aires S.A. and its subsidiary in Uruguay, as detailed in Note 1, section Situation of Banco de Galicia y Buenos Aires S.A. and Banco de Galicia (Cayman) Limited (in Provisional Liquidation)" and their proceeds are expected to be used to settle those debts. For this reason, the variations in their current values should not have any negative effect on the Company financial condition.----------------------------------------------------

c.1.c.2. - Financial reporting of effects generated by court decisions on deposits------------------------------------------------------------------------

As explained in Note 1 to the financial statements, under "Deposits with the financial system - Legal actions requesting protection of constitutional guarantees", as of September 30, 2005, Banco de Galicia y Buenos Aires S.A. records an asset for $ 365,493 (original value of $ 663,909 net of accumulated amortization of $ 298,416) under "Intangible Assets - Organization and Development Expenses," for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and supplementary regulations, as established by Argentine Central Bank's Communique "A" 3916, to be amortized over 60 months. Under Argentine GAAP, such asset may be recorded as a receivable but its valuation should be based upon the best estimate of the recoverable amounts.--------------

c.1.c.3. - Compensation, per sections 28 and 29 of Decree No. 905/2002 of the National Executive Branch-------------------------------------------------------

As of September 30, 2005 and December 31, 2004, Banco de Galicia y Buenos Aires S.A records the government securities received and to be received in connection with the compensation established by Sections 28 and 29 of National Executive Branch's Decree No. 905/02, under the captions "Government Securities - Holdings in Investment Accounts," "Other Receivables Resulting from Financial Brokerage - Other Receivables not Included in the Debtor Classification Regulations" and "Forward Purchases of Government Securities under Agreements to Repurchase," and "Miscellaneous Receivables," respectively.--------------------------------------

Under Argentine GAAP in force in the Autonomous City of Buenos Aires, the abovementioned assets must be valued at their current value, as indicated in item b.3.a. above, except where their treatment as investments to be held to maturity applies.---------------------------------------------------------------

At the date of preparation of these financial statements, the market value of the "BODEN 2012" is approximately 92% of its technical value.-------------------
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                                       23

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 3:  (Continued)------------------------------------------------------------

c.1.c.4. - Allowances for receivables from the non-financial public sector------

Current Argentine Central Bank regulations on the establishment of allowances provide that receivables from the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of those assets.---------------------

c.1.d. - Conversion of financial statements-------------------------------------

The conversion into pesos of the financial statements of the foreign branches and subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A. financial statements, made in accordance with Argentine Central Bank regulations differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP requires that:------------------------------------------

a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and ----------------------

b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated at period-end currency, when corresponding, due to the application of Technical Pronouncement No. 17. Quotation differences arising from conversion of the financial statements will be treated as financial income or losses, as the case may be.-------------------

The application of this criterion instead of that mentioned in item a. of this Note does not have a significant impact on Banco de Galicia y Buenos Aires S.A. financial statements.-----------------------------------------------------------

c.2 - Statement of Cash Flows---------------------------------------------------

The preparation criterion for said Grupo Financiero Galicia S.A. statement is in line with the provisions of Argentine Central Bank's Circular CONAU 1, which differs from that of Technical Pronouncement No. 19 by F.A.C.P.C.E.-------------

Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have quantified the estimate effects that would be derived from the application of Argentine GAAP on its financial statements as of September 30, 2005.------------

NOTE 4: BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES------------------

The basic information regarding the controlled companies is presented in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.-----
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 4:  (Continued)------------------------------------------------------------

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies. Also, Grupo Financiero Galicia S.A. directly holds 100% of the capital stock and voting rights of Galval Agente de Valores S.A.----------------

Net Investment S.A financial statements, in turn, have been consolidated on a line-by-line basis with the balance sheet, income statements and statements of cash flows of B2Agro S.A. As of September 30, 2005, Net Investment S.A. held the following percentages:----------------------------------------------------------

         ====================================================================
                         ISSUING COMPANY      CAPITAL %         VOTES %
         --------------------------------------------------------------------
         B2Agro S.A.                                  99.99            99.99
         ====================================================================

Sudamericana Holding S.A. results have been adapted to cover a nine-month period as of June 30, 2005, for consolidation purposes. This company's financial statements, in turn, have been consolidated on a line-by-line basis with he balance sheet, income statements and statements of cash flows of Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Cia. de Seguros S.A.. As of June 30, 2005, Sudamericana Holding S.A. held the following percentages:-----------------

         ====================================================================================
                                    ISSUING COMPANY               CAPITAL %        VOTES %
         ------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------
         Galicia Retiro Cia. de Seguros S.A.                           99.99           99.99
         ------------------------------------------------------------------------------------
         Galicia Vida Cia. de Seguros S.A.                             99.99           99.99
         ------------------------------------------------------------------------------------
         Sudamericana Asesores de Seguros S.A.                         99.97           99.97
         ------------------------------------------------------------------------------------
         Galicia Patrimoniales Cia. de Seguros S.A.                    99.99           99.99
         ====================================================================================

As of November 15, 2004 after a special general shareholders' meeting, the shareholders of Medigap Salud S.A. decided by unanimous vote the early dissolution of this company and subsequent liquidation as of December 31, 2004. The liquidation of Medigap Salud S.A. became final on April 12, 2005 and was approved by the special general shareholders' meeting on May 26, 2005.----------

On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG INVESTMENT S.A. entered into a share purchase agreement involving 100% of the shares in Instituto de Salta Compania de Seguros de Vida S.A. The transfer of the mentioned shares was completed on April 29, 2005.---------------------------

Banco de Galicia y Buenos Aires S.A. consolidated financial statements as to September 30, 2005 and December 31, 2004 include the assets, liabilities and results of the controlled companies detailed below:-----------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 4:  (Continued)------------------------------------------------------------

           ================================================================================================
                                                      As of September 30, 2005
           ------------------------------------------------------------------------------------------------
                    ISSUING COMPANY                        SHARES                   PERCENTAGE HELD IN
           -------------------------------- ---------------------------------- ----------------------------
                                                                                  TOTAL        POSSIBLE
                                                 CLASS           NUMBER          CAPITAL         VOTES
           -------------------------------- ---------------- ----------------- ----------------------------
           Banco Galicia Uruguay S.A.          Ordinary          16,680 (*)       100.00         100.00
                                                shares        2,573,264 (**)
                                              Contributions
           -------------------------------- ---------------- ----------------- ----------------------------
           Tarjetas Regionales S.A.            Ordinary      103,834,148          100.00         100.00
                                              book-entry
           -------------------------------- ---------------- ----------------- -----------------------------
           Galicia Factoring y Leasing S.A.    Ordinary        1,889,700           99.98          99.98
                                              book-entry
           -------------------------------- ---------------- ----------------- -----------------------------
           Galicia Valores S.A. Sociedad
           de Bolsa                             Ordinary           999,996            99.99           99.99
                                               book-entry
           ================================ ================ ================= =============================
           (*)  Stated at face value of 1,000 Uruguayan pesos.----------------------------------------------
           (**) Stated in Uruguayan pesos.------------------------------------------------------------------

           ==================================================================================================
                                                       As of December 31, 2004
           ---------------------------------------------------------------------------------------------------
                     ISSUING COMPANY                       SHARES                     PERCENTAGE HELD IN
           ------------------------------------- -------------------------------- ----------------------------
                                                                                     TOTAL        POSSIBLE
                                                    CLASS           NUMBER          CAPITAL        VOTES
           ------------------------------------- ------------- ------------------ ------------- --------------
           Banco Galicia Uruguay S.A.             Ordinary           13,375 (*)        100.00         100.00
                                                   shares            0.13716
           ------------------------------------- ------------- ------------------ ------------- --------------
           Tarjetas Regionales S.A.               Ordinary       103,834,148           100.00         100.00
                                                 book-entry
           ------------------------------------- ------------- ------------------ ------------- --------------
           Galicia Capital Markets S.A. (in
           liquidation)                           Ordinary            99,990            99.99          99.99
                                                 book-entry
           ------------------------------------- ------------- ------------------ ------------- --------------
           Galicia Factoring y Leasing S.A.       Ordinary         1,889,700            99.98          99.98
                                                 book-entry
           ------------------------------------- ------------- ------------------ ------------- --------------
           Agro Galicia S.A. (in liquidation)     Ordinary           250,000           100.00         100.00
                                                 book-entry
           ------------------------------------- ------------- ------------------ ------------- --------------
           Galicia Valores S.A. Sociedad de Bolsa
                                                  Ordinary           999,996            99.99          99.99
                                                 book-entry
           ===================================== ============= ================== ============= ==============
           (*) Stated at face value of 1,000 Uruguayan pesos.-------------------------------------------------

           ===================================================================================================
                                                       As of September 30, 2005
           ---------------------------------------------------------------------------------------------------
                        ISSUING COMPANY                   ASSETS      LIABILITIES   SHAREHOLDERS'  RESULTS
                                                                                      EQUITY
           -------------------------------------------- ------------- ------------- ------------ -------------
           -------------------------------------------- ------------- ------------- ------------ -------------
           Banco Galicia Uruguay S.A.                        733,384       686,439       46,945       284,943
           -------------------------------------------- ------------- ------------- ------------ -------------
           Tarjetas Regionales S.A.                        1,158,188     1,008,976      149,212        52,998
           -------------------------------------------- ------------- ------------- ------------ -------------
           Galicia Factoring y Leasing S.A.                    3,495           141        3,354           (8)
           -------------------------------------------- ------------- ------------- ------------ -------------
           Galicia Valores S.A. Sociedad de Bolsa             24,798        10,451       14,347         1,287
           ============================================ ============= ============= ============ =============

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 4:  (Continued)------------------------------------------------------------

           ===================================================================================================
             Balance sheet as of December 31, 2004 and
               and results as of September 30, 2004.
           ---------------------------------------------------------------------------------------------------
                        ISSUING COMPANY                  ASSETS     LIABILITIES   SHAREHOLDERS'   RESULTS
                                                                                    EQUITY
           -------------------------------------------- ----------- ------------- ------------- --------------
           Banco Galicia Uruguay S.A.                      983,076     1,546,266     (563,190)        163,387
           -------------------------------------------- ----------- ------------- ------------- --------------
           Tarjetas Regionales S.A.                        840,045       743,831        96,214         55,773
           -------------------------------------------- ----------- ------------- ------------- --------------
           Galicia Capital Markets S.A. (in liquidation)     7,745        16,095       (8,350)        (1,827)
           -------------------------------------------- ----------- ------------- ------------- --------------
           Galicia Factoring y Leasing S.A.                  3,383            20         3,363           (61)
           -------------------------------------------- ----------- ------------- ------------- --------------
           Agro Galicia S.A. (in liquidation)                  103             8            95           (51)
           -------------------------------------------- ----------- ------------- ------------- --------------
           Galicia Valores S.A. Sociedad de Bolsa           22,515         9,455        13,060          1,449
           ============================================ =========== ============= ============= ==============

The financial statements of the controlled companies were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A.----------------------------------------------------------------------

The financial statements of Banco Galicia Uruguay S.A. include the balances of Galicia Uruguay consolidated on a line-by-line basis with those of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco de Galicia y Buenos Aires S.A. holds the remaining 34.6595%.---------------------------------

The latest statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (in provisional liquidation) holds a 100% interest.----------------------------------------------------------

Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.---------------------

Banco de Galicia y Buenos Aires S.A. holds 68.218548% of Tarjetas Regionales S.A.'s capital stock and votes, while Banco de Galicia (Cayman) Limited (in provisional liquidation) holds the remaining 31.781452%.------------------------

The September 30, 2005 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.----------------------------------------------

The percentages directly held in those companies' capital stock are as follows:------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 4:  (Continued)------------------------------------------------------------

- Directly:---------------------------------------------------------------------

                  ============================================== ========================= =========================
                                    Company                             09.30.05                  12.31.04
                  ---------------------------------------------- ------------------------- -------------------------
                  Tarjetas Cuyanas S.A.                                    60%                       60%
                  ---------------------------------------------- ------------------------- -------------------------
                  Tarjetas del Mar S.A.                                  99.999%                   99.999%
                  ---------------------------------------------- ------------------------- -------------------------
                  Tarjeta Naranja S.A.                                     80%                       80%
                  ============================================== ========================= =========================

On January 30, 2004 Tarjeta Naranja S.A. accepted irrevocable contributions from Banco de Galicia y Buenos Aires S.A. for $20,000 and from minority shareholders for $ 5,000. On July 14, 2005 the reimbursement of all irrevocable contributions was decided, which as to the date of these financial statements has not been made yet.-----------------------------------------------------------------------

In addition, Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.-------------------------------------------------------------------------

Consolidation of the financial statements of Galicia Capital Markets S.A. (in liquidation) and Agro Galicia S.A. (in liquidation) has been discontinued during the previous quarter as a result of their anticipated dissolution.--------------

NOTE 5:  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES----------------
----------------------------------------------------------------

The portion of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results."-----------------------------------------------------------------------

The minority interest percentages as of September 30, 2005 and December 31, 2004 are the following:--------------------------------------------------------------

                  =============================================================== ================ =================
                                             Company                                 09.30.05          12.31.04
                  --------------------------------------------------------------- ---------------- -----------------
                  Banco de Galicia y Buenos Aires S.A.                               6.39581%          6.40835%
                  --------------------------------------------------------------- ---------------- -----------------
                  Net Investment S.A.                                                0.79948%          0.80104%
                  --------------------------------------------------------------- ---------------- -----------------
                  Sudamericana Holding S.A.                                          0.79942%          0.80099%
                  --------------------------------------------------------------- ---------------- -----------------
                  Galicia Warrants S.A.                                              0.79948%          0.80104%
                  --------------------------------------------------------------- ---------------- -----------------
                  B2Agro S.A.                                                        0.80774%          0.80931%
                  --------------------------------------------------------------- ---------------- -----------------
                  Net Investment B.V.                                                0.79948%          0.80104%
                  --------------------------------------------------------------- ---------------- -----------------
                  Medigap Salud S.A.   (*)                                               -             0.80925%
                  --------------------------------------------------------------- ---------------- -----------------
                  Instituto de Salta Cia. de Seguros de Vida S.A.  (*)                   -             0.80135%
                  --------------------------------------------------------------- ---------------- -----------------
                  Galicia Retiro Cia. de Seguros S.A.  (*)                           0.79955%          0.80112%
                  --------------------------------------------------------------- ---------------- -----------------
                  Galicia Vida Cia. de Seguros S.A.  (*)                             0.80929%          0.81086%
                  --------------------------------------------------------------- ---------------- -----------------
                  Sudamericana Asesores de Seguros S.A.  (*)                         0.83249%          0.83405%
                  --------------------------------------------------------------- ---------------- -----------------
                  Galicia Patrimoniales Cia. de Seguros S.A.  (*)                    0.80769%          0.80925%
                  =============================================================== ================ =================

(*) Minority interest determined based on the financial statements as of June 30, 2005.-----------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 5: (Continued)-------------------------------------------------------------
--------
The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:---------------------------------------------------------------


                  =============================================================== ================ =================
                                             Company                                 09.30.05          12.31.04
                  --------------------------------------------------------------- ---------------- -----------------
                  Galicia Valores S.A. Sociedad de Bolsa                               0.01%            0.01%
                  --------------------------------------------------------------- ---------------- -----------------
                  Galicia Capital Markets S.A. (in liquidation)                          -              0.01%
                  --------------------------------------------------------------- ---------------- -----------------
                  Galicia Factoring y Leasing S.A.                                     0.02%            0.02%
                  --------------------------------------------------------------- ---------------- -----------------
                  Galicia  Administradora  de Fondos  S.A.  Sociedad  Gerente de
                  Fondos Comunes de Inversion                                         0.015%             0.015%
                  --------------------------------------------------------------- ---------------- -----------------
                  Tarjetas Cuyanas S.A.                                               40.00%            40.00%
                  --------------------------------------------------------------- ---------------- -----------------
                  Tarjeta Naranja S.A.                                                20.00%            20.00%
                  --------------------------------------------------------------- ---------------- -----------------
                  Tarjetas del Mar S.A.                                               0.001%            0.001%
                  --------------------------------------------------------------- ---------------- -----------------
                  Galicia Advent Corporation Limited                                     -              26.67%
                  --------------------------------------------------------------- ---------------- -----------------
                  Cobranzas Regionales S.A.                                           22.46%            22.46%
                  =============================================================== ================ =================

NOTE 6: RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES----------------------
----------------------------------------------------------

I) As of September 30, 2005, Banco de Galicia y Buenos Aires S.A. ability to dispose of the following assets corresponding to its local branches was restricted as mentioned below:--------------------------------------------------

a. Funds and government securities----------------------------------------------

The Bank has deposited $ 46,886 as a guarantee to third parties and $ 67,197 for security margins of repo transactions. The Bank has deposited $ 60 in Fiduciary accounts opened at the Argentine Central Bank as collateral for transactions carried out in the Rosario Futures Exchange.------------------------------------

b. Special escrow accounts------------------------------------------------------

Special escrow accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearinghouses, checks for settling debts and other similar transactions which, as of September 30, 2005, amounted to $ 80,340. c. Deposits in favor of the Argentine Central Bank--------

These have been set up in line with Argentine Central Bank regulations.---------


             - Communique "A" 1190            $ 533.----------------------------
             - Communique "A" 2923            $ 942.----------------------------

d. Guarantees granted to the Argentine Central Bank-----------------------------

As of September 30, 2005, Banco de Galicia y Buenos Aires S.A. has allocated loans to the public sector for $ 5,885,067 as collateral of assistance from the Argentine Central Bank.---------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

e. Equity investments-----------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 6: (Continued)-------------------------------------------------------------

Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares of Correo Argentino S.A., in favor of the International Finance Corporation, the Inter American Development Bank and a syndicate of local institutions, as collateral of financing granted to that company.---------------

This was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999. On 19 November 2003, the National State terminated the concession contract awarded to Correo Argentino S.A. On October 27, 2004, the Appeals Court sustained the claim filed by the company, leaving without effect the declaration of bankruptcy and converting the proceeding into a Cram Down process, pursuant to Section 48 of the Insolvency and Bankruptcy Law.-----------

On March 25, 2004, the guarantee for $ 7,265 provided in favor of the National State as security for compliance with the concession of Correo Argentino S.A. was enforced. The related claim was proved as a possible claim in the Correo Argentino S.A.'s reorganization proceeding. Banco de Galicia y Buenos Aires S.A. paid the guarantee under the conditions established by the National Communications Commission and notice of this payment was given in the Correo Argentino's reorganization proceeding.------------------------------------------

Under the sponsorship contract, Banco de Galicia y Buenos Aires S.A. is liable for 14.53% of Correo Argentino S.A.'s financial debt with its financial creditors, in the event of early termination of the concession for any reason, including bankruptcy.-----------------------------------------------------------

After having received a payment claim from the International Finance Corporation, on April 13, 2005, Banco de Galicia y Buenos Aires S.A. transferred Boden 2012 for a face value of US$ 9,459 thousand, thus complying with all of its payment obligations towards that Entity.------------------------------------

Also, upon receiving a payment claim from Banco Rio, on May 17, 2005, Banco de Galicia y Buenos Aires S.A. transferred $ 4,606 thus complying with all of its payment obligations towards that Entity.----------------------------------------

After having received a payment claim from the Inter American Development Bank, on June 23, 2005, Banco de Galicia y Buenos Aires S.A. transferred Boden 2012 for a face value of US$ 9,509 thousand, thus complying with all of its payment obligations towards that Entity.------------------------------------------------

Banco de Galicia y Buenos Aires S.A. has established provisions for the related outstanding contingent liabilities.---------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 6: (Continued)-------------------------------------------------------------

Both the investment and the receivables have been written off from assets.------

The item "Equity Investments" also includes shares the transferability of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:-----------------

   - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.------------------------------------------------

   - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares--------------------------------------

   - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.-------------------------------------------------------------------

   - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.-------------------------------------------------------------------

   - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.--------------------------------------------------

   -  Aguas Cordobesas S.A.: 900,000 ordinary class E shares.-------------------

   - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.-------------------------------------------------------------------

As a shareholder of the water supply services concessionaires, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. has guaranteed their compliance with obligations arising from the concession contracts.------------------------------------------

In addition, the Bank and the other shareholders have committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they have undertaken with international financial institutions.---------------------------------------------------------

In the case of Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A., in is capacity of shareholder and proportionally to its 10.833% interest, is jointly responsible, before the concession grantor, for all contract obligations deriving from the concession contracts during the entire term thereof.------------------------------------------------------------------------

Should any of the other shareholders fail to comply with the commitments deriving from their joint responsibility, the grantor may force Banco de Galicia y Buenos Aires S.A. to assume the unfulfilled responsibility, but only in the proportion and to the extent of the interest held by the Bank.------------------

In relation to Aguas Provinciales de Santa Fe S.A. and within the framework of the commitments undertaken as a shareholder with the American Development Bank and the International Finance Corporation, on March 3, 2005, Banco de Galicia y Buenos Aires S.A. disbursed an amount equivalent to US$ 7,131 thousand, granted a guarantee for US$ 2,312 thousand and assumed a contingent payment obligation for US$ 2,312 thousand, being these the only commitments undertaken with the abovementioned entities. In addition, at the grantor's request, in August 2005 the Bank paid the $ 7,900 compliance security of the concession contract.-----------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 6:(Continued)--------------------------------------------------------------

The guarantees described have been recognized under "Memorandum Accounts."------

On the basis of information known as of September 30, 2005, Banco de Galicia y Buenos Aires S.A. has established a reserve for the amount it estimates it will have to pay for these contingencies.--------------------------------------------

At the date these financial statements were prepared, Aguas Argentinas S.A. continues to negotiate with the Argentine Government in relation to its activities, which are being followed up and analyzed by Banco de Galicia y Buenos Aires S.A.'s management on a regular basis.------------------------------

f. Guarantees granted for Direct Obligations------------------------------------

In addition, as of September 30, 2005, Banco de Galicia y Buenos Aires S.A. recorded $ 28,857 under "Memorandum Accounts - Guarantees Granted for Direct Obligations," to cover the commitments undertaken under the portfolio sale contract signed with Citibank NA, Buenos Aires Branch. Under the terms of that contract, in the event of a default, Banco de Galicia y Buenos Aires S.A undertakes to repurchase and/or replace the loans transferred with other loans of similar characteristics.-----------------------------------------------------

As of December 31, 2004 the total amount of restricted assets for the aforementioned items was $ 6,285,889.-------------------------------------------

II) As of September 30, 2005, Banco de Galicia y Buenos Aires S.A. ability to dispose of the following assets corresponding to its controlled companies was restricted as follows:----------------------------------------------------------

a.   Galicia Valores S.A. Sociedad de Bolsa:------------------------------------

As of September 30, 2005, this company holds three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 6,450. At the end of the previous fiscal year, its restricted assets totaled $5,235.-------------------------------------------------------------------------

b. Tarjetas Cuyanas S.A.--------------------------------------------------------

As of September 30, 2005, the company's ability to dispose of time deposits for $ 631 and $ 106 was restricted because this amount was earmarked to secure two collection agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. At the end of the previous fiscal year, its restricted assets totaled $ 612 and $ 103.----------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 6: (Continued)-------------------------------------------------------------

c. Tarjeta Naranja S.A.---------------------------------------------------------

Attachments amounting to $ 423 have been levied on current account deposits that this company holds with Banco de Galicia y Buenos Aires S.A.--------------------

Furthermore, Tarjeta Naranja S.A. has made a time-deposit amounting to $ 33,500 with Bank Boston S.A. for 125 days until November 7, 2005, granting an actual pledge thereon in favor of the abovementioned entity pursuant to a loan agreement signed with such entity.----------------------------------------------

d. Banco de Galicia (Cayman) Limited (In Provisional Liquidation)---------------

All this company's assets are administered by the liquidators in favor of creditors until the termination of the debt restructuring agreement.------------

e. Banco Galicia Uruguay S.A.:--------------------------------------------------

At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this company from disposing of its real property.-----

Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Movable Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay's credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.----------------------------------------------------

III) As of September 30, 2005, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below.----------------------------------------------------------------

On January 7, 2005, said company made a deposit for US$ 135 thousand with the which is Uruguay Central Bank, which has been pledged in favor of said controlling authority as collateral for compliance with regulations governing the activities carried out by securities agents.--------------------------------

NOTE 7: TRUST ACTIVITIES--------------------------------------------------------

a) Trust contracts for purposes of guaranteeing compliance with obligations:--------------------------------------------------------------------

In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be invested according to the following detail:-------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 7: (Continued)-------------------------------------------------------------

                  ================== ===================== ======================================= ==================
                  Date of Contract         Trustor                  Trust fund balance                 Due date
                  ------------------ --------------------- --------------------------------------- ------------------
                                                                   $            In thousands of
                                                                                      US$
                  ------------------ --------------------- ------------------- ------------------- ------------------
                      01.06.98       Eduardo   Sumic   y                  12                  30     07.07.07 (1)
                                     Ercides Ciani
                  ------------------ --------------------- ------------------- ------------------- ------------------
                      02.15.04       Blaisten                             16                   -     02.15.08 (2)
                  ================== ===================== =================== =================== ==================

b) Administration trust contracts:----------------------------------------------

To administer and exercise the fiduciary ownership of the trust assets.---------

                  ================== ===================== ======================================= ==================
                  Date of Contract         Trustor                  Trust fund balance                 Due date
                  ------------------ --------------------- --------------------------------------- ------------------
                                                                   $            In thousands of
                                                                                      US$
                  ------------------ --------------------- ------------------- ------------------- ------------------
                      12.23.02       Coca     Cola    de                  16                   -     12.31.07 (2)
                                     Argentina S.A.
                  ------------------ --------------------- ------------------- ------------------- ------------------
                      02.23.04       Car Security                          3                   -     12.31.08 (2)
                  ================== ===================== =================== =================== ==================

c)   Financial trust contracts:-------------------------------------------------

To administer and exercise the fiduciary ownership of the trust assets until the redemption of the debt securities:----------------------------------------------

                  ================== ===================== ======================================= ==================
                  Date of Contract         Trustor                  Trust fund balance                 Due date
                  ------------------ --------------------- --------------------------------------- ------------------
                                                                   $            In thousands of
                                                                                      US$
                  ------------------ --------------------- ------------------- ------------------- ------------------
                      01.28.04       Tarjeta Naranja III             104,721                   -     08.01.10 (3)
                  ------------------ --------------------- ------------------- ------------------- ------------------
                      03.07.05       Grobo I                           7,979                   -     08.01.06 (4)
                  ------------------ --------------------- ------------------- ------------------- ------------------
                      06.17.05       Radio Sapienza I                  3,271                   -     03.12.07 (4)
                  ------------------ --------------------- ------------------- ------------------- ------------------
                      07.13.05       Rumbo Norte I                     3,975                   -     07.13.11 (5)
                  ================== ===================== =================== =================== ==================

(1) This amount will be released upon maturity or when the Bank receives instructions in accordance with contract stipulations.----------------------

(2) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.--------------------------------

(3) These amounts will be released monthly until the redemption of the debt securities.-----------------------------------------------------------------

(4) Estimated date, because the due date will occur at the time of the distribution of all of the trust assets.------------------------------------

(5) Pursuant to section 2.2 of the Trust Agreement: Term: 6 years as from the Final Establishment; such term may be extended over two (2) additional years.----------------------------------------------------------------------

NOTE 8:  NEGOTIABLE OBLIGATIONS AND DEBT CERTIFICATES---------------------------
-----------------------------------------------------

a) As of September 30, 2005, Banco de Galicia y Buenos Aires S.A., had the following outstanding negotiable obligations:--------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 8:  (Continued)------------------------------------------------------------


a.1) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations:----


                  ==================== ===================== ================= ================== ==================
                      ISSUE DATE          RESIDUAL FACE            TERM              RATE              ISSUE
                                            VALUE (in                                              AUTHORIZED BY
                                        thousands of US$)                                             THE CNV
                  -------------------- --------------------- ----------------- ------------------ ------------------
                       08.11.93             8,084 (*)           10 years            9.00 %            08.10.93
                  ==================== ===================== ================= ================== ==================

(*) This amount corresponds to past due negotiable obligations, not tendered to the restructuring offer.--------------------------------------------------------

a.2) The Ordinary Shareholders' Meeting, held on September 30, 1997, authorized the creation of a global program for the issuance of negotiable obligations, not convertible into shares, which could be denominated in pesos, dollars or other currencies, for a maximum aggregate amount of equivalent to US$ 1,000,000 thousand. At the date of these financial statements, this program has expired. However, as of September 30, 2005, Banco de Galicia y Buenos Aires S.A. has outstanding the following short- and medium-term negotiable obligations issued under this program:-------------------------------------------------------------

                  ==================== ===================== ================ ================== ===================
                      ISSUE DATE       RESIDUAL FACEVALUE         TERM              RATE                 ISSUE
                                        (in thousands of                                            AUTHORIZED BY
                                              US$)                                                      THE CNV
                  -------------------- --------------------- ---------------- ------------------ -------------------
                       06.11.01                   889  (*)     1,653 days      Libor plus 2%         04.22.98
                  -------------------- --------------------- ---------------- ------------------ -------------------
                       07.19.02                48.423 (**)     1,840 days          7,875%            04.22.98
                  -------------------- --------------------- ---------------- ------------------ -------------------
                       07.19.02                28.774 (**)     1,840 days      Libor 6 months         04.22.98
                                                                                  plus 4%
                  ==================== ===================== ================ ================== ===================

(*) These amounts correspond to past due negotiable obligations, not tendered to the restructuring offer---------------------------------------------------------

(**) Negotiable obligations, which are current, issued as a result of the restructuring of New York Branch's debt, and which were not included in the Banco de Galicia y Buenos Aires S.A. debt restructuring.------------------------

In accordance with the provisions of the Negotiable Obligations Law and Argentine Central Bank regulations, the net proceeds of the negotiable obligations detailed in items a.1) and a.2) were applied to the extension of credit to domestic companies for them to finance investments in physical assets in Argentina, working capital or the restructuring of liabilities, the extension of consumer loans and mortgage loans to finance housing construction, or investments in the share capital of domestic companies and other uses envisaged by current regulations.---------------------------------------------------------

a.3) The Ordinary Shareholders' Meeting held on September 30, 2003 approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured, for a maximum face amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission, which took place on December 29, 2003, pursuant to Resolution No. 14,708, or for any other longer term the CNV may authorize pursuant to regulations.--------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 8: (Continued)-------------------------------------------------------------

On April 23, 2004, through Resolution No. 14,773 the National Securities Commission authorized the issuance of ordinary senior and subordinated negotiable obligations, not convertible into shares, for a total face value of up to US$ 1,400,000 thousand or its equivalent in other currencies.-------------

The net proceeds of the negotiable obligations issued under the Program was used to refinance foreign debt, in accordance with Section 36 of the Negotiable Obligations Law, Argentine Central Bank's Communique "A" 3046 and its amendments, and other applicable regulations.-----------------------------------

As of September 30, 2005, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this Program:----------------

Ordinary negotiable obligations:------------------------------------------------


                  ===================== ====================== ================== ================ ==================
                      ISSUE DATE        RESIDUAL FACE VALUE          TERM              RATE              ISSUE
                                               (in thousands of                                       AUTHORIZED BY
                                                                                                       US$) THE CNV
                  --------------------- ---------------------- ------------------ ---------------- ------------------
                        05.18.04               464,802                (1)               (*)          12.29.03 and
                                                                                                       04.27.04
                  --------------------- ---------------------- ------------------ ---------------- ------------------
                        05.18.04               352,839                (2)         Libor plus 3.5%    12.29.03 and
                                                                                                       04.27.04
                  ===================== ====================== ================== ================ ==================



(1) The principal of the Negotiable Obligations Due 2014 will be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal is due.------------------------------

(2) The principal of the Negotiable Obligations Due 2010 will be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their due date, January 1, 2010, when the remaining 12.5% of the original principal will is due.-------------------------- (*) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which increases by 1% each year until an annual rate of 7% is reached, which will apply from January 1, 2008 up to but not including January 1, 2014.--------

Subordinated negotiable obligations:--------------------------------------------

                  ===================== ====================== ================ ================== ==================
                      ISSUE DATE        RESIDUAL FACE VALUE         TERM              RATE              ISSUE
                                          (in thousands of                                          AUTHORIZED BY
                                                US$) THE CNV
                  --------------------- ---------------------- ---------------- ------------------ ------------------
                        05.18.04             234,989 (*)             (1)               (2)           12.29.03 and
                                                                                                       04.27.04
                  ===================== ====================== ================ ================== ==================

(*) Includes US$ 5,455 thousand, US$ 5,592 thousand and $ 5,731 corresponding to capitalized payment-in-kind (by means of Negotiable Obligations Due 2019) interest due on July 1, 2004 January 1, 2005, and July 1, 2005 respectively. Furthermore, Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due in 2019 for a face value of US$ 97,422 thousand, which include capitalized interest on the new Subordinated Negotiable Obligations.------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 8: (Continued)-------------------------------------------------------------

(1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all the negotiable obligations due in 2014 and 2010 have been fully repaid.---------------------------------------------------------

(2) Interest on the Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate increases to 11% per annum from 1 January 2014 up to but not including January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed.--------------------------------------

Interest payable in kind will accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and will be payable on January 1, 2014 and January 1, 2019.----

a.4) The Ordinary Shareholders' Meeting, held on April 28, 2005, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000, or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the CNV, or for any other longer term the CNV may authorize pursuant to regulations.--------------------------------------

On September 15, 2005, the Board of Directors resolved that the US dollar was the currency to determine the amount of the Program, at the Argentine Central Bank reference exchange rate as of September 14, 2005 (U$S 1 = $ 2.9193), resulting in a rounded off total amount of the Program of U$S 342,500 thousand. Likewise, the Board of Directors established the remaining terms and conditions for the issuance and re-issuance of ordinary negotiable obligations under the Program, which was approved by the CNV through Resolution No. 15,228 dated November 04, 2005---------------------------------------------------------------

As of September 30, 2005, the total balance of negotiable obligations, including principal and interest, amounts to $ 3,341,497, net of expenses. This amount includes the negotiable obligations issued as a result of the debt restructuring.------------------------------------------------------------------

As of December 31, 2004, the total balance of negotiable obligations, including principal and interest, net of discounts, was $ 3,541,232.----------------------

b) Companies controlled by Banco de Galicia y Buenos Aires S.A. - Issuance of Ordinary Negotiable Obligations-------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 8: (Continued)-------------------------------------------------------------

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following outstanding negotiable obligations:

a) Banco Galicia Uruguay S.A.---------------------------------------------------

As of September 30, 2005--------------------------------------------------------

a.1) Negotiable obligations-----------------------------------------------------

                  ========================= ============================== ================== =======================
                        ISSUE DATE             RESIDUAL FACE VALUE (in            TERM                 RATE
                                                 thousands of US$)
                  ------------------------- ------------------------------ ------------------ -----------------------
                         12.24.02                        47,541                9 years                 2%
                  ------------------------- ------------------------------ ------------------ -----------------------
                         08.31.03                         8,933                9 years                6,62%
                  ------------------------- ------------------------------ ------------------ -----------------------
                         08.31.03                        14,179                2 years                 2%
                  ------------------------- ------------------------------ ------------------ -----------------------
                         08.31.03                           806                5 years                 2%
                  ========================= ============================== ================== =======================


As of December 31, 2004---------------------------------------------------------

a.1) Negotiable obligations-----------------------------------------------------

                  ========================= ============================== ================== =======================
                        ISSUE DATE           RESIDUAL NOMINAL VALUE (in          TERM                 RATE
                                                 thousands of US$)
                  ------------------------- ------------------------------ ------------------ -----------------------
                         12.24.02                       157,273                9 years                 2%
                  ------------------------- ------------------------------ ------------------ -----------------------
                         08.31.03                        13,854                9 years               4.8606%
                  ------------------------- ------------------------------ ------------------ -----------------------
                         08.31.03                        13,994                2 years                 2%
                  ------------------------- ------------------------------ ------------------ -----------------------
                         08.31.03                         1,990                5 years                 2%
                  ========================= ============================== ================== =======================

a.2) Subordinated negotiable obligations----------------------------------------


                  ========================= ============================== ================== =======================
                        ISSUE DATE           RESIDUAL NOMINAL VALUE (in          TERM                 RATE
                                                 thousands of US$)
                  ------------------------- ------------------------------ ------------------ -----------------------
                         12.24.02                    43,000 (*)                9 years                 1%
                  ========================= ============================== ================== =======================

(*) As of December 31, 2004, Grupo Financiero Galicia S.A. held 100% of these Subordinate Negotiable Obligations (See Note 1 to these financial statements, section "Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation).-------------------------------------------

b) Tarjetas Regionales S.A.-----------------------------------------------------

In order to finance their operations, the companies controlled by Tarjetas Regionales S.A. issued the following negotiable obligations as of September 30, 2005:---------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 8: (Continued)-------------------------------------------------------------
--------

                  ===================================================================================================
                          Conditions                 Tarjeta Naranja S.A.                Tarjeta Naranja S.A.
                  ---------------------------------------------------------------------------------------------------
                  Series No.                                  I.                                  II
                  ---------------------------------------------------------------------------------------------------
                  Currency of issue                          Pesos                              Pesos
                  ---------------------------------------------------------------------------------------------------
                  Placement date                       January 18, 2005                      May 17, 2005
                  ---------------------------------------------------------------------------------------------------
                  Due date                             November 14, 2005                    March 13, 2006
                  ---------------------------------------------------------------------------------------------------
                  Term                                     300 days                            300 days
                  ---------------------------------------------------------------------------------------------------
                  Rate                                     Variable                             Fixed
                                              Argentine Central Bank Survey Rate          11% Nominal annual
                                                   (at least 4%) plus 2.47%
                  ---------------------------------------------------------------------------------------------------
                  Face value                                30,000                              41,365
                  ---------------------------------------------------------------------------------------------------
                  Residual value                            30,405                              43,131
                  ===================================================================================================


                  ===================================================================================================
                          Conditions                 Tarjeta Naranja S.A.                Tarjeta Naranja S.A.
                  ---------------------------------------------------------------------------------------------------
                  Series No.                                  III                                 IV
                  ---------------------------------------------------------------------------------------------------
                  Currency of issue                          Pesos                            US Dollars
                  ---------------------------------------------------------------------------------------------------
                  Placement date                         May 17, 2005                     September 20, 2005
                  ---------------------------------------------------------------------------------------------------
                  Due date                             November 08, 2006                  September 15, 2006
                  ---------------------------------------------------------------------------------------------------
                  Term                                     540 days                            360 days
                  ---------------------------------------------------------------------------------------------------
                  Rate                                     Variable                             Fixed
                                                           Var. CER                              6,5%
                                                   (minimum 8% maximum 20%)
                                                          plus 1.75%
                  ---------------------------------------------------------------------------------------------------
                  Face value                                41,020                             25,969(*)
                  ---------------------------------------------------------------------------------------------------
                  Residual value                            41,217                              26,015
                  ===================================================================================================

(*) Tarjeta Naranja S.A. issued and placed negotiable obligations series IV totaling US$ 8,916.-------------------------------------------------------------

                  ==============================================================
                          Conditions                 Tarjetas Cuyanas S.A.
                  --------------------------------------------------------------
                  Series No.                                  XV
                  --------------------------------------------------------------
                  Currency of issue                          Pesos
                  --------------------------------------------------------------
                  Placement date                       February 14, 2005
                  --------------------------------------------------------------
                  Due date                             December 12, 2005
                  --------------------------------------------------------------
                  Term                                     301 days
                  --------------------------------------------------------------
                  Rate                                     Variable
                                              Argentine Central Bank Survey Rate
                                                            plus 4%
                  --------------------------------------------------------------
                  Face value                                25,000
                  --------------------------------------------------------------
                  Residual value                            25,244
                  ================================================================


On September 27, 2005, Tarjetas Cuyanas S.A. submitted an updated of the negotiable obligations' prospectus for $ 35,000. At the date of these financial statements an answer from the regulatory authority is pending.------------------

As of December 31, 2004, the amount issued by Tarjetas Cuyanas was $ 13,372, while Tarjeta Naranja S.A. did not have any outstanding issues.-----------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 9: CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM----------------------------

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.----------------------------------------------------------------------------

The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.-----------------

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to the Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.----------------------------------------------------------------

Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate.------------------------------------------------------------------

This system has been implemented through the creation of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. ("SEDESA").The shareholders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.-------------

Effective January 1, 2005, this contribution was reduced to 0.015%, pursuant to Argentine Central Bank's Communique "A" 4271.-----------------------------------

As of September 30, 2005, the standard contribution to the Deposits Insurance System amounted to $ 299,404 of which $ 8,694 corresponded to the current fiscal year.---------------------------------------------------------------------------

NOTE 10: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS--------------------
------------------------------------------------------------

Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at the fiscal year end, plus (less) prior fiscal year adjustments, must be allocated to the legal reserve. This proportion applies regardless of the ratio of legal reserve to capital stock.----------------------

Through Resolution No. 81, dated February 08, 2002, the Argentine Central Bank prohibited Banco de Galicia y Buenos Aires S.A. from paying any cash dividends or making any distribution on or in respect of its capital stock, transferring profits abroad or paying fees or any bonuses or variable compensations tied to the Bank's profits or granting financial assistance to related parties for as long as financial assistance from the Argentine Central Bank is outstanding.----
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 10: (Continued)------------------------------------------------------------

Also, the loan agreements entered into by the Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to said Entity by a consolidated subsidiary. Notwithstanding this, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if "(i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt ; and (iii) the Bank were to repay two US dollars (US$ 2) of Long-Term Debt principal for each US dollar (US$
1) paid as dividends."----------------------------------------------------------

On the other hand, Communique "A" 3785 provides that financial institutions receiving National Government bonds as compensation within the framework of Sections 28 and 29 of Decree No. 905/02, may record them at technical value; but while using this procedure, they may not distribute cash dividends, except for the amount of profits exceeding the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to the legal reserve and to the reserve established by the Bank's bylaws.--------------------

The Ordinary and Extraordinary Shareholders' Meeting of Banco de Galicia y Buenos Aires S.A. held on April 28, 2005 resolved that the negative balance in the "Retained earnings" account be absorbed by partially using the Legal Reserve. Section 70 of the Corporations Law establishes that a reserve should be established until 20% of the corporate stock is reached, and that, "when for any reason, this reserve were to be reduced, profits may not be distributed until it is fully restored."-------------------------------------------------------------

Argentine Central Bank's Communique "A" 4295 established that, for the purposes of determining distributable balances, the minimum presumed income tax asset shall be deducted from retained earnings.---------------------------------------

For Grupo Financiero Galicia S.A. see Note 12 to the Financial Statements.------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 11: NATIONAL SECURITIES COMMISSION-----------------------------------------

Resolution No. 368/01-----------------------------------------------------------

As of September 30, 2005, Banco de Galicia y Buenos Aires S.A. equity exceeds that required by Chapter XIX, items 4 and 5 of the National Securities Commission Resolution No. 368/01 to act as an over-the-counter broker.-------------------------------------------------------------------------

Furthermore, in compliance with Section 32 of Chapter XI of that resolution, in its capacity of depository of the mutual funds "FIMA ACCIONES," "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA MIX PLUS," "FIMA MIX," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS," "FIMA MONEY MARKET EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," Banco de Galicia y Buenos Aires S.A. holds a total of 388,178,098 units under custody for a market value of $ 273,423, which is included in the "Depositors of Securities held in Custody" account.------------------------------------------------------------------------

As of December 31, 2004, the securities held in custody by the Bank totaled 227,006,406 units and their market value amounted to $245,585.------------------

NOTE 12: PRIOR FISCAL YEAR ADJUSTMENTS------------------------------------------
--------------------------------------

On January 30, 2004, the Argentine Central Bank released Communique "A" 4084 establishing a change of criterion for the valuation of public-sector assets.---

The most significant changes included the treatment applicable to assets delivered as collateral for advances granted by the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At Banco de Galicia y Buenos Aires S.A.'s option, these assets could be excluded from the treatment established in Communique "A" 3911 and described in
Note 3 item b.4 to these consolidates financial statements, in which case, they were to be recorded at the value admitted for their use as collateral, under the terms of Section 15 of the above-mentioned Decree and Argentine Central Bank's Communiques "A" 3717 and "A" 3756.----------------------------------------------

The effect of this modification was recorded by Banco de Galicia y Buenos Aires S.A. under "Prior Fiscal Year Adjustments" in the amount of $ 30,893, as established by Argentine Central Bank's Communique "A" 4095.--------------------

At the end of fiscal year 2003, in accordance with regulations in force at that date, Banco de Galicia y Buenos Aires S.A. had recorded an asset for the difference arising from application of the CVS index instead of the CER index to certain financings, for $ 102,705.----------------------------------------------

In view of the lack of resolution on this issue, as of December 31, 2004, Banco de Galicia y Buenos Aires S.A. wrote said assets off against prior fiscal year results, for $ 76,791, in accordance with the criterion established by Argentine Central Bank's Communique "A" 4202, and against reserves previously established for such purpose, for the remaining amount.-------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 13: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE---------

Effective July 1, 1996, Decree No. 263/96 of the National Executive Branch reduced to 1%, and effective July 1, 1997, Decree No. 915/96 eliminated the 2% contribution on perceived interest and fees that banks previously had to make to the ISSB, pursuant to Section 17 of Law No. 19,322.-----------------------------

Banco de Galicia y Buenos Aires S.A. has determined these contributions in accordance with those repealing regulations.------------------------------------

The Bank Employee Union (the "Banking Association") brought legal action calling for a stay against the National Executive Branch - Ministry of Public Works and Services, obtaining a final judgment in its favor from the Federal Chamber on Administrative Litigation - Panel I, that declared Section 1 of Decree No. 263/96 null and unconstitutional.-----------------------------------------------

In the opinion of the legal counsels of financial institutions, this ruling is not opposable against banks because they were not a party to the abovementioned legal action.-------------------------------------------------------------------

In April 1998, the Bank Employees' Health Care System ("OSBA") made a final claim against the Banco de Galicia y Buenos Aires S.A., which was challenged before administrative courts. As a result, said entity brought legal action calling for a stay before the Federal Court of First Instance on Social Security Matters No. 5, requesting that a resolution be issued stating that this contribution had been repealed and requested a restraining order which prevents the OSBA from bringing legal action or making verifications on the grounds of
Section 17, clause f) of Law No. 19,322 until a final judgment is issued. The restraining order has become final and a judgment was rendered by lower and upper courts, stating that the OSBA was not the successor of the ISSB and, therefore, it was not entitled to claim or collect that contribution. This is a final judgment and has already been confirmed.----------------------------------

Furthermore, the OSBA has brought legal action against all institutions in the financial system, in the federal administrative litigation jurisdiction, claiming this contribution. Considering that a risk exists as to the interpretations that courts may make of this dispute, Banco de Galicia y Buenos Aires S.A. has agreed to seek an agreement on those disputed or doubtful rights, without this involving any recognition of rights, and in the context of the withdrawal of the legal action filed by the OSBA. This agreement has been approved by the Federal Court of First Instance on Administrative Litigation No. 4, in the case identified above, which will reduce the potential risk an unfavorable resolution would entail.--------------------------------------------

NOTE 14: REGULATIONS ON BANK CURRENT ACCOUNTS-----------------------------------
---------------------------------------------

This law repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.-------------

In the case of the latter, the repealed provisions established a system of fines for financial institutions that had kept current accounts open when they should have closed them, or had opened current accounts to current account holders who had been disqualified, effective as of January 13, 1997.------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 14: (Continued)------------------------------------------------------------

Decree No. 347/99 imposed limits on the amount of the abovementioned fines, and Banco de Galicia y Buenos Aires S.A. operated pursuant to such Decree, paying the appropriate fines within the applicable limits.

In view of the Argentine Central Bank demand for payment of the fines in accordance with section 62 of Schedule I of the Law Governing Checks, Banco de Galicia y Buenos Aires S.A. filed an action requesting protection of its constitutional rights, which has been ruled against the Bank by the chamber, based on the fact that Decree No. 347/99 had been declared unconstitutional in the proceedings brought by the Ombudsman. In the latter proceedings, however, the Federal Chamber on Administrative Litigation decided that the action had become groundless because Law No. 25,413 had repealed the parts of Section 62 of
Schedule I of Law No. 24,452 which were related to fines and therefore the less severe criminal laws should be enforced. Given the fact that the Argentine Supreme Court of Justice has not accepted the extraordinary appeal against the above-mentioned Chamber ruling, the judgment has become final. Therefore, it is considered that there are no possibilities for any fine payment claims based on the Law Governing Checks.


NOTE 15: SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST -------------
------------------------------------------------------------------

At the meeting held on March 15, 2000, the Banco de Galicia y Buenos Aires S.A. Board of Directors approved the Bank's participation as originator, trustor and manager, in a global program for setting up financial trusts for a face value of up to US$ 1,000,000 thousand.---------------------------------------------------

The creation of this program was approved by the National Securities Commission through Resolution No. 13,334/00, dated April 06, 2000.-------------------------

The trustee of those trusts is First Trust of New York, National Association, acting through its permanent representation in Argentina.-----------------------

Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred to the GalTrust I Financial Trust the trust ownership of loans amounting to US$ 490,224 thousand granted to Argentine Provinces collateralized by federal tax revenues shared by the Argentine national and provincial governments, and reserve investments for US$ 7,761 thousand.--------------------

As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000 thousand, Class B Debt Securities for a face value of US$ 200,000 thousand and Participation Certificates for a face value of US$ 200,000 thousand.--------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------
NOTE 15:  (Continued)-----------------------------------------------------------
----------

As of September 30, 2005 and December 31, 2004, Banco de Galicia y Buenos Aires S.A. held Debt Certificates and Participation Certificates in its portfolio for $ 698,853 and $ 665,101, respectively.------------------------------------------

NOTE 16: SETTING UP OF THE "GALTRUST II and V" INDIVIDUAL FINANCIAL TRUSTS------
--------------------------------------------------------------------------

At the meeting held on December 06, 2001, Banco de Galicia y Buenos Aires S.A. Board of Directors approved the creation of the "Universal Program for the Securitization of Loans and the Issuance of Debt securities and/or Participation Certificates in Galtrust Financial Trusts". This program was approved by the National Securities Commission through Resolution No. 13,334/00, dated April 06, 2000, for a face value of up to US$1,000,000 thousand (the "Program") which authorized the Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of the program.---------------------------------

The trustee of those trusts is First Trust of New York, National Association, acting through its permanent representation in Argentina.-----------------------

Four financial trusts, "Galtrust II, III, IV and V - Letras Hipotecarias", were set up under the above-mentioned program and participation certificates and debt securities were issued under those trusts.-------------------------------------

As of September 30, 2005, Banco de Galicia y Buenos Aires S.A. held Participation Certificates and Debt Certificates corresponding to said trust funds for $ 25,275 and Banco Galicia Uruguay S.A., held debt securities for $ 25,540, while as of December 31, 2004 those portfolios amounted to $ 27,710 and $ 33,878, respectively.--------------------------------------------------------

NOTE 17: GALICIA 2004 AND GALICIA 2005 TRUSTS-----------------------------------
-------  ------------------------------------

In November 1999, a "Framework Trust Agreement" was entered into by and between Banco de Galicia y Buenos Aires S.A. as trustor and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of said Bank, to be determined from time to time by the Board of Directors. For such purpose, the "Galicia 2004 Trust" was created, and the amount of US$ 4,000 thousand was transferred to the trustee, which was used to purchase shares and ADSs of the Company. On June 15, 2003, the Galicia 2004 Trust was early terminated, and the shares and ADSs were delivered to the designated beneficiaries.-------------------------------------------------------


The ADS balance of 157,669.40 of the Galicia 2004 Trust that was not granted to the beneficiaries formed the Galicia 2005 Trust, which expires on May 31, 2006.---------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering" Notes to the Consolidated Financial Statements (Continued)----------------------------------------------------------
(figures expressed in thousands of pesos)---------------------------------------
NOTE 18: CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES--------------------------

The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period is shown below:---------------------------

                               ====================================================================================================
                                                                                                         09.30.05      12.31.04
                               ====================================================================================================
                                    ASSETS

                                    LOANS                                                                9,968,569     8,438,177
                                                                                                        ----------------------------
                                    -To the non-financial public sector                                  5,094,771     4,558,873
                                    -To the financial sector                                               117,557       150,530
                                    -To the Non-financial private sector and residents abroad            5,286,866     4,361,393
                                      -Overdrafts                                                          311,835       199,668
                                      -Promissory notes                                                  1,508,726     1,099,243
                                      -Mortgage loans                                                      655,794       623,944
                                      -Pledge loans                                                        105,704        92,889
                                      -Consumer loans                                                      166,678        58,161
                                      -Credit card loans                                                 1,446,890     1,105,386
                                      -Other                                                               820,666       772,996
                                      -Accrued interest, adjustments and quotation differences
                                    receivable                                                             281,626       414,400
                                          -Documented interest                                             (11,030)       (5,286)
                                          -Unallocated collection                                              (23)           (8)
                                        -Allowances                                                       (530,625)     (632,619)
                                                                                                        ----------------------------
                                        OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE             6,904,463     6,697,688
                                                                                                        ----------------------------
                                        -Argentine Central Bank                                             87,248        78,463

                                        -Amounts receivable for spot and forward sales to be settled       338,840        56,209
                                        -Securities receivable under spot and forward purchases to be
                                        settled                                                            363,511       313,462

                                        -Negotiable obligations without quotation                           39,332        20,384

                                        -Other receivables not included in the debtor classification
                                        regulations                                                      5,808,665     5,973,345
                                        -Other receivables included in the debtor classification
                                        regulations                                                        185,686       188,807
                                        -Accrued interest receivable not included in the debtor
                                        classification regulations                                         113,972        92,302
                                        -Accrued interest receivable included in the debtor
                                        classification regulations                                             766         2,427
                                        -Allowances                                                        (33,557)      (27,711)
                               =====================================================================================================


                               =====================================================================================================
                                    LIABILITIES
                                                                                                        ----------------------------
                                    DEPOSITS                                                             8,027,194      6,756,913
                                                                                                        ----------------------------

                                        -Non-financial public sector                                        92,426        131,932

                                        -Financial sector                                                    8,327         17,157

                                        -Non-financial private sector and residents abroad               7,926,441      6,607,824

                                          -Current Accounts                                              1,505,231      1,192,474

                                          -Savings Accounts                                              2,094,248      1,638,694

                                          -Time Deposits                                                 4,075,165      3,415,788

                                          -Investment accounts                                                 247            383

                                          -Other                                                           168,190        280,220

                                        -Accrued interest and quotation differences payable                 83,360         80,265
                               =====================================================================================================

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Notes to the Consolidated Financial Statements---------------------------------- (Continued)---------------------------------------------------------------------
(figures expressed in thousands of pesos)---------------------------------------

NOTE 18:  (Continued)-----------------------------------------------------------
----------

====================================================================================================
                                                                          09.30.05      12.31.04
====================================================================================================
     LIABILITIES
                                                                        ----------------------------
     OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                 14,575,019   14,056,567
                                                                        ----------------------------
     -Argentine Central Bank                                               8,073,516    8,059,550

       -Financial assistance Decrees No. 739/03 and 1262/03                5,070,130    5,321,697

       -Other                                                              3,003,386    2,737,853

     -Banks and international entities                                       717,904      772,393

     -Unsubordinated negotiable obligations                                2,975,027    3,348,652

     -Amounts payable for spot and forward purchases to be settled           321,903      229,537

     -Securities to be delivered under spot and forward sales to be          338,302       56,155
     settled                                                                 224,608      191,195
     -Loans from domestic financial institutions

     -Other                                                                1,037,015      909,926

     -Accrued interest and quotation differences payable                     886,744      489,159
                                                                        ----------------------------
     SUBORDINATED NEGOTIABLE OBLIGATIONS                                     402,509      380,077
====================================================================================================

NOTE 19: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.--------------------

Corporate merger between Tarjetas del Mar S.A. and Tarjeta Naranja S.A.:--------

The Board of Directors of Tarjeta Naranja S.A. and Tarjetas del Mar S.A. approved the carrying out of all necessary steps to formalize the merger of Tarjetas del Mar S.A. (merged company) into Tarjeta Naranja S.A. (the merging company) within the framework of a corporate reorganization pursuant to Section 77 of the Income Tax Law and Section 109 of its regulatory decree. The reasons for this process are the advantages that can be obtained from the joint actions and the unification of both companies' activities, which would improve the services provided and reduce operating costs.-----------------------------------

Accumulated losses and capital reduction at subsidiaries:-----------------------
--------------------------------------------------------

As of September 30, 2005, Tarjetas del Mar S.A. reported accumulated losses in the amount of $ 62,245. This amount exceeds by 50% its corporate capital and shareholders' contributions, in accordance with the computation established by
Section 206 of the Corporations Law. On June 01, 2005, the National Executive Branch extended until December 10, 2005, the suspension of the application of
Section 94, Subsec. 94 and Section 206 of Corporations Law No. 19550, provided by Decree 1269/2002 and extended by Decree 1293/2003.---------------------------

NOTE 20: GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS------------------------

In May 2002, the "Galicia Mortgage Loans Financial Trust" was created. Mortgage loans for $ 312,774 were transferred and $ 234,580 in cash and $ 78,194 in participation certificates were received. The trustee was ABN AMRO Bank Argentine Branch, with various domestic financial institutions having subscribed for the trust securities.-------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures expressed in thousands of pesos)---------------------------------------

NOTE 20:  (Continued)-----------------------------------------------------------
----------

In December 2004, Banco de Galicia y Buenos Aires S.A. acquired the senior certificates held by financial institutions, as mentioned above, and became the holder of all of the certificates issued by the Trust.--------------------------

On January 10, 2005 the parties resolved to terminate the trust in advance and redeem the outstanding securities, and all of the trust assets were transferred to Banco de Galicia y Buenos Aires S.A.. As a result, said Entity received mortgage loans for $ 172,214 and $ 1,508 in cash.-------------------------------

As of December 31, 2004, the participation certificates and debt securities amounted to $170,495. The "Secured Loans Trust" was created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, National secured loans for $ 108,000 were transferred and $ 81,000 in cash and participation certificates for $ 27,000 were received.---------------------------------------------------------

In certain circumstances, Banco de Galicia y Buenos Aires S.A. is required to repurchase the participation certificates.--------------------------------------

As of September 30, 2005, the participation certificates amounted to $ 49,166 and, as of December 31, 2004, to $44,294.---------------------------------------


NOTE 21: SETTING UP OF FINANCIAL TRUSTS:----------------------------------------

- Galicia Personal Loans Trust:-------------------------------------------------

The Galicia Personal Loans Financial Trust was created under the "Universal Program for the Securitization of Loans and the Issuance of Debt Securities and/or Participation Certificates in Financial Trusts" approved by the CNV through Resolution No. 13,334, dated April 6, 2000, with Deutsche Bank S.A. as financial trustee.--------------------------------------------------------------

Banco de Galicia y Buenos Aires S.A. has transferred to the Trust a portfolio of personal loans of up to $ 41,529, and the trust issued class A debt securities for a face value of $ 33,223, Class B debt securities for a face value of $ 5,191 and participation certificates for a face value of 3,115.--------------------------------------------------------------------------

On January 11, 2005, the placement of these securities was completed. Banco de Galicia y Buenos Aires S.A. received $ 34,611 in cash, Class B debt securities for a face value of $ 2,927 and participation certificates for a face value of $ 3,115.-----------------------------------------------------------------------

As of September 30, 2005, the participation certificates and debt securities amounted to $ 9,052.------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering" Notes to the Consolidated Financial Statements (Continued)---------------------------------------------------------
(figures expressed in thousands of pesos)---------------------------------------

NOTE 21:  (Continued)-----------------------------------------------------------

- Commercial Mortgages Trust:---------------------------------------------------

At the meeting held on October 28, 2004, the Board of Directors of Banco de Galicia y Buenos Aires S.A. authorized the creation of the "Galicia Commercial Mortgages Financial Trust". This trust was created under the "Universal Program for the Securitization of Loans and the Issuance of Debt Securities and/or Participation Certificates in Financial Trusts" approved by the National Securities Commission through Resolution No. 13,334, dated April 06, 2000. Deutsche Bank S.A. acting as financial trustee.---------------------------------

Banco de Galicia y Buenos Aires S.A. transferred to the Trust a portfolio of commercial mortgage loans for up to $ 29,059, and the trust issued class "A" Trust debt securities for a face value of $ 24,119 and participation certificates for a face value of $ 4,940.---------------------------------------

On April 05, 2005, the placement of these securities was completed. Banco de Galicia y Buenos Aires S.A. received $ 23,969 in cash, participation certificates for a face value of $ 4,940 and $ 150 were retained as a guarantee fund.---------------------------------------------------------------------------

As of September 30, 2005, the participation certificates amounted to $ 5,656.---

- Galicia I Real Estate Loans Financial Trust:----------------------------------

At the meeting held on June 06, 2005, the Board of Directors of Banco de Galicia y Buenos Aires S.A authorized the creation of a trust called "Galicia I Real Estate Loans Financial Trust." This trust was created under the framework of the "Centennial Global Securitization Program" approved by the CNV through Resolution No. 14,900, dated January 06, 2005, with Deutsche Bank S.A. as financial trustee. Banco de Galicia y Buenos Aires S.A. transferred to the Trust a portfolio of mortgage loans for $ 91,000, and the trust issued debt securities for a face value of $ 72,800 and participation certificates for a face value of $ 18,200.-----------------------------------------------------------------------

The placement of these securities was completed on August 26, 2005. Banco de Galicia y Buenos Aires S.A received $ 70,525 in cash, participation certificates for a face value of $ 18,200 and $ 2,275 were retained as a guarantee fund.---------------------------------------------------------------------------

As of September 30, 2005, said certificates amounted to $ 17,606.---------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering" Notes to the Consolidated Financial Statements (Continued)---------------------------------------------------------
(figures expressed in thousands of pesos)---------------------------------------

NOTE 21:  (Continued)-----------------------------------------------------------

- Tarjeta Naranja S.A. Trust Funds:---------------------------------------------

          ----------------------------------------------------------------------------------------------------
          Trust Fund                 Tarjeta Naranja I (*)     Tarjeta Naranja II      Tarjeta Naranja III
          ----------------------------------------------------------------------------------------------------
          Placement date                   08/26/2004              11/03/2004               03/18/2005
          ----------------------------------------------------------------------------------------------------
          Due date                         08/01/2005              04/22/2006               01/25/2006
          ----------------------------------------------------------------------------------------------------
          Interest rate                   D.C.: "A" 8%         D.C.: "A" VAR. CER          D.C.: "A" 7%
                                                                     plus 3%
                                         D.C.: "B": 11%        D.C.: "B": VAR. CER        D.C.: "B": 9%
                                                                     plus 5%
          ----------------------------------------------------------------------------------------------------
          Total portfolio                      40,000                  50,009                   64,001
          transferred
          ----------------------------------------------------------------------------------------------------
          "A"  Debt Securities                 32,000                  40,000                   54,401
          ----------------------------------------------------------------------------------------------------
          "B"  Debt Securities                  4,000                   5,000                    6,400
          ----------------------------------------------------------------------------------------------------
          Participation                         4,000                   5,009                    3,200
          Certificates
          ----------------------------------------------------------------------------------------------------

(*) On September 14, 2005, through due notice, after full amortization of the "A" Debt Certificates and the "B" Debt Certificates, Tarjeta Naranja, as beneficiary of all Participation Certificates, requested Banco Patagonia S.A., as Trustee of the Tarjeta Naranja I Trust, that the trust be early and finally terminated on September 30, 2005.-----------------------------------------------

- Tarjetas Cuyanas S.A. Trust Funds:--------------------------------------------

         ----------------------------------------------------------------------------------------------------
         Trust Fund                Tarjeta Nevada I (*)         Tarjeta Nevada II        Tarjeta Nevada III
         ----------------------------------------------------------------------------------------------------
         Placement date                 07/21/2004                 12/06/2004                06/03/2005
         ----------------------------------------------------------------------------------------------------
         Due date                       09/30/2005                 11/22/2006                07/25/2007
         ----------------------------------------------------------------------------------------------------
         Interest rate                 D.C.: "A" 7%           D.C.: "A" CER plus 3%        CER plus margin
                                                          (min. 8% and max. 15% T.N.A.)  (min. 10% and max.
                                      D.C.: "B": 10%         D.C.: "B": CER plus 5%             20%)
                                                         (min. 10% and max. 20% T.N.A.)
         ----------------------------------------------------------------------------------------------------
         Total portfolio                   15,000                          16,000              25,000
         transferred
         ----------------------------------------------------------------------------------------------------
         "A"  Debt Securities              12,000                          12,000              19,000
         ----------------------------------------------------------------------------------------------------
         "B"  Debt Securities               1,500                           2,400                   -
         ----------------------------------------------------------------------------------------------------
         Participation                      1,500                           1,600               6,000
         Certificates
         ----------------------------------------------------------------------------------------------------

(*) As of September 30, 2005, all Participation Certificates had been fully settled and the process to terminate the Trust.---------------------------------

NOTE 22: SUBSEQUENT EVENTS------------------------------------------------------

a) In October 2005 the "Galicia II Real Estate Loans Financial Trust" was issued, within the framework of the "Centennial Global Securitization Program", with Deutsche Bank S.A. as financial trustee.-----------------------------------

Banco de Galicia y Buenos Aires S.A. transfers to the Trust a portfolio of mortgage loans for up to $ 149,999, and the trust shall issue debt securities for a face value of up to $ 109,000 and participation certificates for a face value of up to $ 40,999.--------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering" Notes to the Consolidated Financial Statements (Continued)----------------------------------------------------------
(figures expressed in thousands of pesos)---------------------------------------

NOTE 22:  (Continued)-----------------------------------------------------------

b) In October 2005, the Banco de Galicia y Buenos Aires S.A. advanced $ 450,000 to be applied in full to the partial repayment of the CER adjustment of the financial assistance from de Argentina Central Bank.----------------------------

c) In November 2005, Banco de Galicia y Buenos Aires S.A. received BODEN 2012 for a face value of 236,867,600 corresponding to the compensation established by Sections 28 and 29 of Decree No. 905/2002, which receipt was pending.-----------

NOTE 23:  SEGMENT REPORTING-----------------------------------------------------

Below, a detail of the accounting information as of September 30, 2005, by related business segment:-------------------------------------------------------

Primary segment: Business.------------------------------------------------------

                                 Financial          Services            Total
                                 brokerage
          Income                  1,719,588           461,954          2,181,542
          Expenses                1,349,477            81,557          1,431,034
                             ---------------------------------------------------
          Result                    370,111           380,397            750,508
                             ===================================================

Secondary segment: Geographic.--------------------------------------------------

                                   City of Buenos    Rest of country        Total
                                    and Greater
                                    Buenos Aires
          Financial brokerage
          Income                          1,614,177      105,411          1,719,588
          Expenses                        1,266,754       82,723          1,349,477
                                 ---------------------------------------------------
          Result                            347,423       22,688            370,111
                                 ===================================================

          Services
          Income                            433,636       28,318            461,954
          Expenses                           76,558        4,999             81,557
                                 ---------------------------------------------------
          Result                            357,078       23,319            380,397
                                 ===================================================

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:--------------------------------------

                                                                      Total
          Assets
          Government and corporate securities                         5,556,198
          Loans                                                       9,968,569
          Other receivables resulting from financial brokerage        6,904,463
          Assets under financial leases                                 148,592
          Liabilities
          Deposits                                                    8,027,194
          Other liabilities resulting from financial brokerage       14,575,019
          Subordinated negotiable obligations                           402,509


Grupo Financiero Galicia S.A.---------------------------------------------------------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"---------
Balance Sheet as of September 30, 2005------------------------------------------------------------------------------------------
(figures stated in thousands of pesos)------------------------------------------------------------------------------------------
(Note 2)------------------------------------------------------------------------------------------------------------------------

================================================================================================================================
                                                                               09.30.05         12.31.04
                                                                      ----------------------------------------
ASSETS

CURRENT ASSETS

Cash and due from banks Notes 3 and 11 and Schedule G)                          574               540

Investments (Notes 9 and 11 and Schedules C and G)                           16,141            37,442

Other receivables (Notes 4,9 and 11 and Schedule G)                             967                89
                                                                       ---------------------------------------

Total Current Assets                                                         17,682            38,071
                                                                       ---------------------------------------

NON-CURRENT ASSETS
Other receivables (Notes 4, 9, 11 and 13 and Schedule G)                     34,895             4,780

Investments (Notes 9, 10 and 11 and Schedules C and G)                    1,558,868          1,529,348
                                                                       ---------------------------------------

Bank premises and equipment (Schedule A)                                      3,130              3,283
                                                                       ---------------------------------------

Intangible Assets (Schedules B and E)                                         1,334              3,745
                                                                       ---------------------------------------
Total Non-Current Assets                                                  1,598,227          1,541,156
                                                                       ---------------------------------------
Total Assets                                                              1,615,909          1,579,227






                                                                             09.30.05       12.31.04
                                                                       ---------------------------------------
LIABILITIES

CURRENT LIABILITIES

Salaries and social security contributions (Notes 5 and 9)                      290                159

Tax liabilities (Notes 6 and 9)                                              16,257             32,027

Other liabilities (Notes 7, 9 and 11 and Schedule G)                            139              1,117
                                                                      ----------------------------------------

Total Current Liabilities                                                    16,686             33,303
                                                                      ----------------------------------------

NON-CURRENT LIABILITIES

Tax liabilities (Notes 6, 9 and 13)                                               -             26,383

Other liabilities (Notes 7 and 9)                                                 6                  3

Total Non-Current Liabilities                                                     6             26,386

Total Liabilities                                                            16,692             59,689
                                                                      ----------------------------------------
Shareholders' Equity (Per related statement)                              1,599,217          1,519,538
                                                                      ----------------------------------------
Total liabilities and shareholders' equity                                1,615,909          1,579,227
==============================================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.----------------------------------------------------------------------------------------------------



Grupo Financiero Galicia S.A.---------------------------------------------------------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"---------
Income Statement----------------------------------------------------------------------------------------------------------------
For the nine months ended September 30, 2005------------------------------------------------------------------------------------
(figures stated in thousands of pesos)------------------------------------------------------------------------------------------
(Note 2)------------------------------------------------------------------------------------------------------------------------

================================================================================================================================

                                                                               09.30.05         19.30.04
                                                                      ----------------------------------------

Administrative expenses (Note 11 and Schedule H)                              (11,951)          (13,635)
Net income / (loss) on investments in related entities                         189,265          (61,541)
Financial income and by holding - (Loss) / Income (Note 11)                    (1,149)             9,855
 - Generated by assets                                                         (1,175)             9,853
    Interest
      On time deposits (*)                                                          93               142
      On special current account deposits (*)                                        2                 -
      On negotiable obligations (*)                                              2,035             2,503
      On financial trusts                                                           16                 -
      Other                                                                         53               104
    CER
     On time deposits (*)                                                            6                 5
    Result of valuation on negotiable obligations                                1,044               974
    Gain on sale of negotiable obligations                                       5,173                 -
    Result on government securities                                                 99             (568)
    Result on corporate securities                                                 137             (109)
    Mutual fund yield                                                               50                 3
    Exchange loss                                                              (9,883)             6,799
 - Generated by liabilities                                                         26                 2
    Exchange loss                                                                   26                 2
Other income and expenses (loss) / Income (Note 2.h.2)                        (133,620)              604
                                                                         -------------------------------
Income / (loss) before income tax                                               42,545          (64,717)
                                                                         -------------------------------
Income tax (Note 13)                                                            37,134           (9,493)
                                                                         -------------------------------
Income / (loss) for the period                                                  79,679          (74,210)
==================================================================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law No. 19550. See Note 11

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.-------------
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


Grupo Financiero Galicia S.A.---------------------------------------------------------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"---------
Statement of Changes in Shareholders' Equity------------------------------------------------------------------------------------
For the nine months ended September 30, 2005------------------------------------------------------------------------------------
presented in comparative format with the same period of the previous year-------------------------------------------------------
(figures stated in thousands of pesos)------------------------------------------------------------------------------------------
(Note 2)------------------------------------------------------------------------------------------------------------------------

================================================================================================================================

                                                           Shareholders' contributions (Note 8)
                                                                                    Non-capit.contrib.
          Item                                    Capital       Principal       Issuance      Irrevocable
                                                  Stock        Adjustment       premiums      contributions        Total
                                                                                                    s
-------------------------------------------------------------------------------------------------------------------------------

Balances   at   beginning   of fiscal year        1,241,407    1,314,673        235,652                  -          2,791,732

Prior fiscal year  adjustments
(Note 16)                                                 -            -              -                  -                  -
                                                 ------------------------------------------------------------------------------
Modified and adjusted  balances at  beginning
of fiscal year                                    1,241,407     1,314,673       235,652                  -          2,791,732

Capital Increase (Note 15)                                -             -             -                  -                  -

Absorption of accumulated losses approved by
the shareholders' meeting held on April 28, 2005.         -    (1,036,542)     (235,652)                 -        (1,272,194)

Income/(loss)for the period                               -              -             -                 -                  -
------------------------------------------------------------------------------------------------------------------------------
Totals                                            1,241,407        278,131             -                 -          1,519,538





                                                    Retained Earnings (Note 12).
                                                                                 Total                     Total          Total
                                                                                                        shareholder's  shareholder's
                                       Legal      Discretionary      Other                   Retained     equity as      equity as
                                      reserve       reserve         reserves                 earnings       of              of
                                                   09.30.05         09.30.04                             19.30.05         19.30.04
-----------------------------------------------------------------------------------------------------------------------------------
Balances at beginning of fiscal
year                                    29,493                -           -      29,493     (1,301,687)     1,519,538      1,462,337

Prior fiscal year  adjustments
(Note 16)                                    -                -           -           -              -              -       (42,954)
                                    -----------------------------------------------------------------------------------------------
Modified and adjusted balances at        29,493               -           -      29,493     (1,301,687)     1,519,538      1,419,383
beginning of fiscal year

Capital Increase (Note 15)                    -               -           -           -              -              -        210,026

Absorption of accumulated
losses approved by the
shareholders' meeting
held on April 28, 2005.

Income/(loss)for the period            (29,493)               -           -    (29,493)       1,301,687             -              -
                                             -                -           -           -          79,679        79,679       (74,210)
Totals                                           -----------------------------------------------------------------------------------
                                             -                -           -           -          79,679     1,599,217      1,555,199
====================================================================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.---------------


Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Statement of Cash Flows---------------------------------------------------------
For the nine months ended September 30, 2005------------------------------------
presented in comparative format with the same period of the previous year------- (figures stated in thousands of pesos)------------------------------------------

(Note 2)------------------------------------------------------------------------


====================================================================================================
                                                                    09.30.05          09.30.04
                                                               -------------------------------------
CHANGES IN CASH
Cash at beginning of fiscal year                                             540             1,164
Cash at period end                                                           574               477
                                                               -------------------------------------
Net cash increase (decrease) for the period                                   34             (687)
                                                               =====================================
REASONS FOR CHANGES IN CASH
Operating activities
Collections for sales of goods and services                                  120                25
Payments to suppliers of goods and services                             (17,742)           (2,877)
Personnel salaries and social security contributions                       (819)             (601)
Income tax payments                                                     (28,142)                 -
Other taxes payments                                                     (9,593)           (4,293)
Other operating payments                                                       -           (1,713)
                                                               -------------------------------------
Net cash flow used in operating activities                              (56,176)           (9,459)
                                                               -------------------------------------
Investment activities
Payments for fixed assets purchases                                         (12)              (49)
Contributions to controlled companies                                    (1,892)             (616)
Financing granted                                                        (1,325)                 -
Investment collections                                                    32,996                 -
Dividends collections                                                        350               438
Interests collections                                                     26,279             8,999
Payments for purchases of controlled companies' shares                     (186)                 -
                                                               -------------------------------------
Net cash flow generated by investment activities                          56,210             8,772
                                                               -------------------------------------
Net cash increase (decrease) for the period                                   34             (687)
====================================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to Financial Statements---------------------------------------------------
For the nine months ended September 30, 2005------------------------------------
presented in comparative format-------------------------------------------------
(figures stated in thousands of pesos)------------------------------------------

NOTE 1: PERFORMANCE OF GRUPO FINANCIERO GALICIA S.A.----------------------------

The Argentine economy continues on the growth path that began during 2003, having made considerable progress in overcoming the consequences of the economic crisis that affected the country in late 2001. The financial system has gradually strengthened its liquidity levels, recording a significant increase in deposits, while the level of loans began to grow.---------------------------------------------------------------------------

Another significant event of this period was that the National Government submitted to the consideration of creditors an offer to exchange defaulted debt issued prior to December 31, 2001, for new bonds called "Par Bonds," "Quasi-Par Bonds" and "Discount Bonds." The offer expired on February 25, 2005 and the exchange resulted in an important reduction of debt principal amounts, as well as a reduction in interest rates and an extension of payment terms. Participation in the exchange, was of 76.15% of the total past due debt amount. The process concluded in June 2005 with the final settlement of the new bonds created after the debt's restructuring and of interest accrued since December 31, 2003. Furthermore, these securities started to be listed on the stock exchange, except for "Quasi-par Bonds" which, according to their terms and conditions, can only be traded one year after their issue date.-----------------

Accompanying the favorable trend in the Argentine economy over the last two years, Banco de Galicia y Buenos Aires S.A., main subsidiary of Grupo Financiero Galicia S.A., has shown a continuous increase in its activity level, as well as in its financial condition which enabled it to recover from the crisis that affected the financial system at the end of 2001.-------------------------------

As part ofthe recovery of said Entity's situation, the following matters are worth mentioning, which did put at risk the Banco de Galicia y Buenos Aires S.A.'s business activities and which were mainly generated by measures adopted by the National Government in order to confront the crisis unleashed in late 2001, and which were resolved by Banco de Galicia y Buenos Aires S.A. in 2004 and during the current period:--------------------------------------------------

Banco de Galicia y Buenos Aires S.A. debt restructuring-------------------------

During the previous fiscal year, Banco de Galicia y Buenos Aires S.A. concluded the process of restructuring its foreign debt.----------------------------------

In addition to the refinancing of the liabilities of its New York Branch (which was closed in January 2003) and of the liabilities of its subsidiaries Galicia Uruguay and Galicia (Cayman) Limited (in provisional liquidation) in December 2002 and July 2003, respectively, in May 2004, the Bank achieved the restructuring of the foreign debt of the Head Office and of the Cayman Branch, for a principal amount of US$ 1,320.9 million, representing 98.2% of the total principal amount of debt subject to restructuring.------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

The agreements reached resulted in the issuance of medium and long-term debt instruments, which are described in Note 8, item a 3) to the consolidated financial statements.-----------------------------------------------------------

The completion of the aforementioned process enabled the Bank to modify its foreign debt's repayment terms and expected repayment cost and made the Banco de Galicia y Buenos Aires S.A. future development more predictable, in addition to allowing for an increase in its regulatory capital, mainly through the issuance of subordinated debt.-----------------------------------------------------------

The agreements signed as part of the Bank's foreign debt restructuring include restrictions to the distribution of profits (see Note 10 to the consolidated financial statements) the ability to make certain types of investments, the use of the proceeds from the sale of certain assets or from the issuance of debt or equity, and participation in certain transactions with subsidiaries or in non-financial activities, in addition to requiring compliance with certain financial ratios.--- -----------------------------------------------------------

Pursuant to current regulations, fulfillment of the commitments undertaken is subject to the prior approval of the Argentine Central Bank.--------------------

Treatment of extraordinary financial assistance to financial institutions by the Argentine Central Bank----------------------------------------------------------

Due to the financial system crisis unleashed at the end of 2001 and in order to counterbalance the decrease in deposits, Banco de Galicia y Buenos Aires S.A. obtained financial assistance from the Argentine Central Bank, as of September 30, 2005 and December 31, 2004, which amounted to $ 5,070,130 and $ 5,321,697 respectively and, including adjustments and interests for $ 814,937 and $ 385,212, totals $ 5,885,067 and $ 5,706,909, respectively, as of the abovementioned dates.-----------------------------------------------------------

In February 2004, said Entity adhered to the regime for the repayment of debt established by Decrees No. 739/03 and No. 1,262/03, as well as to the amortization schedule proposed, the term of which is 92 months, on the basis of the minimum amortization period set up by the regulations and of the cash flows of the assets eligible as collateral for such debt.-----------------------------

By means of Communique "A" 4268, the Argentine Central Bank approved a mechanism by which financial institutions can apply funds in advance to the repayment of principal amortization installments on rediscounts received, in accordance with the original amortization schedule.---------------------------------------------

As of September 30, 2005, the funds advanced in connection with this item, including principal, adjustments and interests, amounted to $ 198,526.----------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

In addition, there are other issues which, at the date of these financial statements, are pending final resolution on certain aspects. However, significant progress has been made for the benefit of Banco de Galicia y Buenos Aires S.A. on certain of these issues, and some of them are expected to be resolved in the short term. Below is a description of the most significant ones:
Compensation to financial institutions------------------------------------------

Section 7 of Decree No. 214/02, establishes the issuance of a bond payable by the National Treasury to compensate the imbalance created in the financial system by the devaluation of the peso and the asymmetric pesification of assets and liabilities.----------------------------------------------------------------

In June 2002, Sections 28 and 29 of Decree No. 905/02 established the methodology for calculating the amount of the compensation to be received by financial institutions, granting the bonds mentioned below, so as to compensate them for:-----------------------------------------------------------------------

a) the losses caused by the mandatory conversion into pesos of a significant portion of their liabilities at the $ 1.4 per US$ 1.0 exchange rate, greater than the $ 1.0 per US$ 1.0 exchange rate established for the conversion into pesos of a significant portion of its dollar-denominated assets. This would be accomplished through the delivery of a compensatory bond, for which the issuance of Peso-Denominated Bonds Maturing in 2007 ("Boden 2007") was established;------

b) the mismatch of their foreign currency positions that followed the compulsory pesification of certain portions of their assets and liabilities. This would be achieved through the conversion of the compensatory bond originally peso-denominated into a dollar-denominated bond and, if necessary, through the purchase by financial institutions of a dollar-denominated Hedge Bond. For this, the issuance of "National Government Bonds in US Dollars Libor Due 2012" ("Boden 2012") was established.---------------------------------------------------------

Banco de Galicia y Buenos Aires S.A. originally calculated that it was entitled to a total compensation amount of US$ 2,254,027 thousand of face value of Boden 2012.---------------------------------------------------------------------------

Within the process of determination of the compensation amount, the Argentine Central Bank made certain observations to certain criteria and to the computation of certain items that would modify the final amount of such compensation.-------------------------------------------------------------------

Banco de Galicia y Buenos Aires S.A. initially accepted and recognized some of the adjustments indicated by the Argentine Central Bank, while it examined and discussed the remaining observations. Nevertheless, the Bank established provisions for other contingencies for the full amount that remained under discussion. Finally, in March 2005, after a thorough analysis of the adjustments still required by the Argentine Central Bank and of the implications of maintaining the final amount of the compensation to be received undetermined as well as of when it would be granted, it was decided to reach a final agreement on the pending items. Accordingly, the final

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

amount of the compensation to be granted to the Entity, including the Hedge Bond, is US$ 2,178,030 thousand of face value of BODEN 2012. The difference arising from the adjustments claimed by the Argentine Central Bank and accepted by Banco de Galicia y Buenos Aires S.A. was offset against the provisions previously set up and mentioned above.------------------------------------------

As of September 30, 2005, the amount of compensation pending receipt, of $ 4,696,502, was recorded under "Other Receivables Resulting from Financial Brokerage - In foreign currency - Compensation to be Received from the National Government," while $ 11,677 for the securities received as compensation, net of the transfers made to Banco Galicia Uruguay S.A. and of those used to settle debts and in repo transactions, were recorded in "Government Securities -In foreign currency- Holdings in Investment Accounts." The amount of $ 320,582 used in repo transactions has been recorded under "Other Receivables Resulting from Financial Brokerage - In foreign currency - Forward Purchases of Securities under Repo Transactions" and under "Miscellaneous Receivables." The advance to be requested to the Argentine Central Bank for the subscription of the Hedge Bond, including the effect of Decree No. 2,167/02, has been recorded under "Other Liabilities for Financial Brokerage - In pesos - Advances for the Acquisition of National Government Bonds in US Dollars Libor Due 2012" for $ 1,780,453 which, including the adjustments from the application of the reference stabilization index ("CER") and accrued interest for $ 1,404,101, totals $ 3,184,554. The conditions for financing the subscription of the "National Government Bonds in US Dollars Libor Due 2012" have been specified in Section 29, subsection g) of Decree No. 905/02, which contemplates, among other conditions, the delivery by financial institutions of assets as collateral, for at least 100.0% of the amount of the advance received.--------------------------

At the date of these financial statements, the final settlement of the Compensatory and Hedge Bonds requested by Banco de Galicia y Buenos Aires S.A. and agreed upon with the Argentine Central Bank, as well as the final settlement of the advance for their acquisition and the acceptance of the assets offered as collateral for such advance were still pending.---------------------------------

Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation)----------------------------------------------------

The financial crisis unleashed in late 2001 also affected the companies controlled by Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. y Banco de Galicia (Cayman) Limited (in provisional liquidation).------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

In December 2002, Banco Galicia Uruguay S.A restructured its deposits with a high degree of participation by its depositors and subsequently implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.------------------------------------------

A new offer to exchange restructured deposits for cash and BODEN 2012 concluded in May 2005. Expressions of interest for approximately US$ 243,000 thousand were received.-----------------------------------------------------------------------

Within this process, the Argentine Central Bank authorized the transfer of BODEN 2012 to Banco Galicia Uruguay S.A. for a face value of US$ 195,979 thousand, which were applied to the settlement of the expressions of interest to participate in the exchange received.-------------------------------------------

Furthermore, in order to strengthen the financial condition of its subsidiaries, Grupo Financiero Galicia SA, has waived the right to collect the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.----------------------------------------------------------------------------

Said waiver, along with the exchange of deposits, has meant an important improvement to Banco Galicia Uruguay S.A. financial conditions derived from the reduction of its liabilities.---------------------------------------------------

As of September 30, 2005, the principal amount of restructured liabilities (time deposits and negotiable obligations) amounted to $ 441,704, with the first three installments due September 2003, 2004 and 2005 having been paid.----------------

In June 2004, after the total suspension of all of Galicia Uruguay's activities as from February 06, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank. This resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of negotiable obligations arising from the restructuring agreement approved in 2002, or those arising from the successive debt exchanges undertaken.-----------

The Banco de Galicia y Buenos Aires S.A. has undertaken with Banco Galicia Uruguay S.A. to take such necessary action in order to, in certain circumstances and with the prior consent of the Argentine Central Bank, to contribute to the latter the amounts that may be required to permit Galicia Uruguay to repay all of its deposits, subject to prior restoration of the Banco de Galicia y Buenos Aires S.A.'s economic and financial condition and the repayment in full of the financial assistance from the Argentine Central Bank, as provided for by clause No. 52 of Argentine Central Bank's Resolution No. 281.--------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

At the beginning of 2002, the situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Limited (in provisional liquidation) due to the fact that one of its main assets was a deposit in Banco Galicia Uruguay S.A. Consequently, at the request of that subsidiary, on July 18, 2002, the Cayman Islands authorities appointed a provisional liquidator in order to reach a voluntary restructuring agreement between such subsidiary and its creditors, as an alternative to liquidation.------------------------------------

The restructuring plan, which had a high degree of acceptance, will be in force until April 30, 2012, and is effective and mandatory for all creditors. While this plan remains in effect, the subsidiary's assets will be administered by the liquidators for the benefit of creditors. The initial cash payment was made on August 08, 2003, and the last installment is due in September 2011. At the date of these financial statements, the first three installments due September 2003, 2004 and 2005 have been paid. As of September 30, 2005, the outstanding debt balances of Banco de Galicia (Cayman) Limited (In provisional liquidation), net of eliminations corresponding to intercompany transactions, amounts to approximately US$ 5,800 thousand.-----------------------------------------------

In order to help face the payment proposal of Banco de Galicia (Cayman) Limited (in provisional liquidation), Grupo Financiero Galicia S.A., granted said bank a subordinated loan for US$ 1,200 thousand, to be repaid once the debt with all creditors has been amortized pursuant to the proposal. The individual financial statements of Banco de Galicia y Buenos Aires S.A. recognize the investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation) according to the equity method. -----------------------------------

Deposits with the financial system - Legal actions requesting protection of constitutional guarantees-------------------------------------------------------

Through Decree No. 1,570/2001 and Law No. 25,561, the National Executive Branch, imposed restrictions on cash withdrawals from financial institutions. Subsequently, various regulations were issued which rescheduled the maturity of deposits then outstanding with the financial system and established a new maturity schedule. Decree No. 214/02 established the mandatory conversion into pesos of all deposits in the Argentine financial system denominated in US dollars or in other foreign currencies, at the exchange rate of $ 1.40 per US$
1. This Decree also established that financial institutions are to comply with their obligations by reimbursing pesos. The CER (reference stabilization index) adjustment and a minimum interest rate were applied to those deposits.----------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

On various occasions, the National Executive Branch offered depositors the possibility of opting for exchanging their deposits originally denominated in foreign currency for different peso-and US dollar-denominated government securities, with the National Government being responsible for delivery of such bonds.--------------------------------------------------------------------------

As a result of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations, particularly Decree No. 214/02 and supplementary provisions, and requesting prompt payment of deposits in their original currency. As of September 30, 2005, the court orders received by Banco de Galicia y Buenos Aires S.A. requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to $ 15,382 and US$ 598,069 thousand. In compliance with those court orders, as to the same date, the Entity paid the amounts of $ 1,068,828 and US$ 115,734 thousand to reimburse deposits, in pesos and in foreign currency.---------------

The emergency regulations have been declared unconstitutional by most lower and upper courts. The difference between the amount paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at the $ 1.40 per US dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, which was $ 663,909 and $ 650,318, as of September 30, 2005 and December 31, 2004, respectively, has been recognized under "Intangible Assets," net of the amortization required by Argentine Central Bank's Communique "A" 3916, a residual value of $ 365,493 and $ 451,428 was outstanding as of those dates.--------------------------------------------------

Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to legal orders or final judgments, either in US dollar bills or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank in the aforementioned Communique "A" 3916, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.---------------

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested to the National Executive Branch, with a copy to the Ministry of Economy and Production and the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the asymmetric pesification and especially for the negative effect on its financial condition caused by court decisions which, sustaining legal actions filed by depositors, ordered the Bank to reimburse deposits at an exchange rate higher than US$ 1=$ 1.40. The Bank has reserved its right to further

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

extend such request in order to encompass such new losses as may be derived from amounts made payable on demand by new final judgments.--------------------------

The Argentine Supreme Court of Justice ruled on the case entitled "Province of San Luis vs. Argentine Federal Government" declaring Section 2 of Decree No. 214/02 unconstitutional.--------------------------------------------------------

On October 26, 2004, the Argentine Supreme Court of Justice ruled on the lawsuit entitled "Bustos, Alberto et al vs. National State, on legal action requesting protection of constitutional guarantees," admitting the declaration of national emergency established by Law No. 25,561 and the constitutionality of Section 2 of Decree No. 214/02, and overruling the decision that had ordered the reimbursement of a deposit to a group of depositors, in US dollars. Notwithstanding the fact that, under Argentine law, the Supreme Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by those courts.-----------------------------------

At the date of these financial statements, the final outcome of these disputes cannot be foreseen.-------------------------------------------------------------

However, during the current fiscal year, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly, which has reduced the risk of worsening of this problem in the future.----------------------------------------------------------

Issues pending final resolution-------------------------------------------------

There are certain claims made by Banco de Galicia y Buenos Aires S.A. the Argentine national authorities and the Argentine Central Bank regarding:--------

a) Compensation for application of the CER/CVS----------------------------------

Law No. 25,796 set forth compensation to financial institutions for the negative effects on their financial condition derived from the application of the CER to deposits originally denominated in foreign currency and converted into pesos, and the application of the CVS to certain loans. This compensation will be paid through the delivery of BODEN 2013.---------------------------------------------

On May 03, 2004, through its Resolution No. 302/2004, the Ministry of Economy approved the calculation method to be used by the Finance Secretariat to determine the amount of face value of "National Government Floating Rate Bonds in Pesos Due 2013" to be delivered to financial institutions adhering to the compensation regime created by Law No. 25,796. The above-mentioned resolution and Argentine Central Bank Communique "A" 4136 have regulated such compensation regime in a way that, in Banco de Galicia y Buenos Aires S.A. opinion, is contrary to the provisions of Law No. 25,796. For this reason, on May 06, 2004, the Bank presented a letter to the National Executive Branch, the MECON and the Argentine Central Bank, maintaining the claim for compensation made on December 30, 2003, and extending its justification. Given that the period established by the Argentine Central Bank for financial institutions to opt for their participation in the compensation regime laid down by such rules expired on May 18, 2004, on that date, Banco de

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

Galicia y Buenos Aires S.A. made a new presentation to the Ministry of Economy and the Argentine Central Bank restating its right to be compensated for the negative effects on its financial condition derived from the application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and challenging Resolution No. 302/2004 of the Ministry of Economy, under the terms of Section 24 of Law No. 19,549.-----------

At the end of fiscal year 2003, Banco de Galicia y Buenos Aires S.A. had recorded the estimated recoverable value of that compensation in accordance with the regulations in force at that date.------------------------------------------

During last fiscal year, in view of the lack of resolution on this issue, the aforementioned asset was written off (see Note 12 to the consolidated financial statements).--------------------------------------------------------------------

This accounting recognition does not affect the Banco de Galicia y Buenos Aires S.A.'s right to seek compensation for all potential losses derived from the unequal application of the CER to deposits originally denominated in foreign currency and subsequently converted into pesos, and the application of the CVS to certain loans.---------------------------------------------------------------

On October 24, 2005, the MECON served notified Banco de Galicia y Buenos Aires S.A. that the legal challenge to Resolution No. 302/2004 had been rejected, which terminated the administrative recourse. Banco de Galicia y Buenos Aires S.A. has requested to examine the proceedings in order to know the basis for said decision.------------------------------------------------------------------

b) Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002.---

During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in US dollars, provided by the Bank Liquidity Fund, on January 02 and 04, 2002.----
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.------------------------------------------------

On January 06, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $ 1.40 per US dollar.-----------------------------------------------------------

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.----------------------------

As a result, the US dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in US dollars until the reopening of the market.------

On that date, and in accordance with the regulations in force, the US dollar was sold at $ 1.40.-----------------------------------------------------------------

For this reason, when the Argentine Central Bank applied US$ 410,000 thousand to the settlement of the financial assistance granted to the Bank, it should have cancelled US$ 410,000 thousand times 1.40, that is, the amount of $ 574,000.----

This has infringed the guarantee of inviolability of private property and equal treatment before the law.-------------------------------------------------------

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.----------------------

Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank in order to seek satisfaction of its right. Such right has not been accounted for in these financial statements.-----------------------

Net exposure to the Public Sector-----------------------------------------------

As of September 30, 2005 and December 31, 2004, the net exposure of Banco de Galicia y Buenos Aires S.A. to the public sector, resulting from the situations described above and from the National Government's non-compliance with the servicing of its debt, was as follows:------------------------------------------

--------------------------------------------------------------------------------
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                                       65

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 1: (Continued)-------------------------------------------------------------

--------------------------------------------------------------------------------
                                                      09.30.2005      12.31.2004
--------------------------------------------------------------------------------
Government Securities - Global position                5,559,386       5,810,235
--------------------------------------------------------------------------------
Loans                                                  5,153,676       4,635,305
--------------------------------------------------------------------------------
Other receivables resulting from financial brokerage   5,725,502       5,700,750
--------------------------------------------------------------------------------
Miscellaneous receivables                                      -         183,311
--------------------------------------------------------------------------------
Total Assets                                          16,438,564      16,239,601
--------------------------------------------------------------------------------
Liabilities with the Argentine Central Bank            8,870,883       8,427,652
--------------------------------------------------------------------------------
Net exposure to the Public Sector (*)                  7,567,681       7,901,949
--------------------------------------------------------------------------------

(*) excludes the residual value of the amounts paid in compliance with court orders, as mentioned in section "Deposit with the financial system - Legal actions requesting protection of constitutional guarantees".--------------------

NOTE 2: BASIS OF PRESENTATION OF FINANCIAL STATEMENTS---------------------------

On February 19, 2003, through MD Resolution No. 5/03 the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncement No. 21 "Equity value - consolidation of financial statements - information to be presented on related parties". This Technical Pronouncement and its amendments came into force for fiscal years commencing as from April 01, 2003. Furthermore, the CNV has adopted that Pronouncement establishing its mandatory application for fiscal years commencing as from April 01, 2004, its application in fiscal years commencing at an earlier date being admitted.-----------------------------------------------------------------------

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV, with the considerations mentioned in Note 3 to the consolidated financial statements in relation to the criteria for valuing its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.-----------------------

The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.----------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 2: (Continued)-------------------------------------------------------------

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute. Also, certain financial statement figures for the year ended December 31, 2004 and the period ended September 30, 2004 have been reclassified for purposes of their comparative presentation with those of the current period. The most relevant accounting standards used accounting policies used in preparing the Financial Statements are listed below

a. Local currency assets and liabilities

Monetary assets and liabilities which include, where applicable, the interest accrued at period/year end are stated in period-end currency and therefore require no adjustment whatsoever.

b. Foreign currency assets and liabilities (US dollars)

Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/year. Interests receivable or payable have been accrued, where applicable.------------

c. Investments------------------------------------------------------------------

c.1. Current--------------------------------------------------------------------

Time and special current account deposits as well as Class "A" Trust Debt Securities issued by Radio Sapienza Financial Trust, Series I, have been valued at face value, plus interest accrued at period / year end.----------------------
--------------------------------------------------------------------------------
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                                       67

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 2: (Continued)-------------------------------------------------------------

Mutual fund units have been valued at period/year end closing price.------------

As of December 31, 2004, government securities had been valued at their closing price as of said date.----------------------------------------------------------

Corporate securities have been valued at closing price, plus interest accrued at period / year-end. c.2.---------------------------------------------Non-Current

Banco de Galicia y Buenos Aires S.A. subordinated Negotiable Obligations due in 2019 have been added to the Company's assets at 73% of their dollar-denominated face value, as decided by the Special Shareholders' Meeting of held on January 02, 2004.-----------------------------------------------------------------------

As of September 30, 2005, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019 have been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the FACPCE, on the basis of: (i) the original measurement of the asset, (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and (iii) net of collections made.--------------------------------------

Negotiable Obligations issued by Banco Galicia Uruguay S.A. were valued at their face value as of December 31, 2004 plus accrued interest at that date, and have been recognized under current interest.-----------------------------------------

The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of September 30, 2005.----------------------

The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 3.c. to consolidated financial statements from Argentine GAAP.
--------------------------------------------------------------------------------
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                                       68

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 2: (Continued)-------------------------------------------------------------

This investment has been stated at equity value arising from financial statements valued in accordance with the above-mentioned standards.-------------

The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of June 30, 2005 financial statement and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.----------

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.-

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:--------------

Assets and liabilities were converted at Banco de la Nacion Argentina buying exchange rate in force at the closing of operations on the last working day of the period.---------------------------------------------------------------------

- Capital and capital contributions have been computed for the amounts actually disbursed.----------------------------------------------------------------------

- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.---------------------------------

- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.
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                                       69

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 2: (Continued)-------------------------------------------------------------

d. Bank premises and equipment--------------------------------------------------

Bank premises and equipment have been valued at their acquisition cost, restated to constant currency, as mentioned in this Note, net of the corresponding accumulated depreciation.-------------------------------------------------------

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.-------------------------------------------------------

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/ year-end.--------------------------------

e. Intangible Assets------------------------------------------------------------

Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life. In the case of the goodwill vale, the Company has allotted a valuation allowance of $ 839 for the for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A. (See Schedule E).------

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 60 months. The updated residual value of the assets, taken as a whole, does not exceed their estimated recoverable value at period/year end.----------------------------------------------------------------

e. Income tax-------------------------------------------------------------------

The Company has recognized the income tax charge according to the deferred tax liability method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities. (See Note 13).-------

For purposes of determining the deferred assets and liabilities, the tax rate that is expected to be in force at the moment of their reversal or use has been applied to the temporary differences identified and tax loss carry-forwards, under the legal regulations enacted at the date of issue of these financial statements.---------------------------------------------------------------------
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                                       70

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 2: (Continued)-------------------------------------------------------------

e. Tax on minimum presumed income-----------------------------------------------

The Company determines the tax on Minimum presumed income at the statutory rate of 1% of the computable assets at period/ year end. This tax is supplementary to the income tax. The Company's tax liability for each period/year is to coincide with the higher of the two taxes.-----------------------------------------------

However, if the tax on Minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.------------------

The Company recognized the tax on Minimum presumed income paid in prior years as a credit, which was computed as a payment on account of fiscal year 2004 income tax.----------------------------------------------------------------------------

h. Shareholders' equity---------------------------------------------------------

h.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 4 and 5 of this Note.-----------------------------------

The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made.-----------------------------------

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.--------------

h.2. Income and expense accounts------------------------------------------------

The results for each period are presented in the period in which they accrue.---

The Other Income and Expenses caption includes, among other items, $ 121,991 corresponding to the waiver of rights to collect Negotiable Obligations issued by Banco Galicia Uruguay S.A. for US$ 43,000 thousand (see Situation of Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation) in Note 1 to these Financial Statements), and a once-only expense of $ 12,000, in recognition of the efforts of Banco de Galicia y Buenos Aires S.A. Board of Directors during the period between July 2001 and December 2004.--
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 2: (Continued)-------------------------------------------------------------

i. Statement of Cash Flows------------------------------------------------------

The "Cash and due from banks" caption is considered to be cash.-----------------

NOTE 3: CASH AND DUE FROM BANKS-------------------------------------------------

The breakdown of this caption was the following--------------------------------:

                                                    09.30.05          12.31.04
                                                ---------------  ---------------
   Cash (Schedule G)                                        559              463

   Due from banks - Current Accounts (Note 11)               15               77
                                                ---------------  ---------------
   Total                                                    574              540
                                                ===============  ===============

NOTE 4:   OTHER RECEIVABLES-----------------------------------------------------

The breakdown of this caption was the following:--------------------------------

   Current                                         09.30.05          12.31.04
                                                --------------  ---------------

   Tax Credit                                               21                77

   Sundry Debtors (Note 11 and Schedule G)                 839                 -

   Prepaid expenses                                          9                 7

   Other                                                    98                 5
                                               ---------------  ---------------
   Total                                                   967                89
                                               ===============  ================

   Non-Current                                      09.30.05          12.31.04
                                                --------------  ---------------
   Tax Credit - Mandatory savings                            5                 5

   Deferred tax receivables (Note 13)                   30,044                 -

   Prepaid expenses                                          3                 1

   Sundry Debtors (Note 11 and Schedule G)               4,843             4,774
                                               ---------------  ---------------
   Total                                                34,895             4,780
                                               ===============  ================

NOTE 5: SALARIES AND SOCIAL SECURITY CONTRIBUTIONS------------------------------

The breakdown of this caption was the following:--------------------------------

                                                  09.30.05          12.31.04
                                                --------------  ---------------

   Integrated Pension and Survivors'
   Benefit System                                           11                15

   Health Care Payable                                       4                 4

   Provision for bonuses                                   150                 -

   Provision for annual  salary bonus                       20                 -

   Prov. for Directors' and syndics' fees                  105               140
                                               ---------------  ---------------
   Total                                                   290               159
                                               ===============  ================

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 6: TAX LIABILITIES---------------------------------------------------------

The breakdown of this caption was the following:--------------------------------

Current                                          09.30.05             12.31.04
                                               ---------------  ---------------
   Income tax - Withholdings payable                        20                 5

   Added value tax                                           -                12

   Provision for Income tax (net)                       13,658            28,311

   Provision for Turnover tax (net)                          1                23

   Provision for tax on personal assets                  2,578             3,676
                                               ---------------  ---------------
   Total                                                16,257            32,027
                                               ===============  ================

   Non-Current                                   09.30.05             12.31.04
                                               ---------------  ---------------
   Deferred tax liability (Note 13)                          -            26.383
                                               ---------------  ---------------
   Total                                                     -            26.383
                                               ===============  ================

NOTE 7: OTHER LIABILITIES-------------------------------------------------------

The breakdown of this caption was the following:--------------------------------

                                                   09.30.05          12.31.04

   Current
                                               ---------------  ---------------
   Sundry Creditors (Note 11 and Schedule G)                 6               147

   Provision for expenses (Note 11 and Schedule G)         126               967

   Others (Note 11)                                          4                 -

   Directors' escrow accounts                                3                 3
                                               ---------------  ---------------
   Total                                                   139             1,117
                                               ===============  ================

   Non-Current                                   09.30.05             12.31.04
                                               ---------------  ---------------
   Directors' escrow accounts                                6                 3
                                               ---------------  ---------------
   Total                                                     6                 3
                                               ===============  ================

NOTE 8: CAPITAL STATUS----------------------------------------------------------

As of September 30, 2005, capital status was the following:---------------------
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--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 8: (Continued)-------------------------------------------------------------

====================================================================================================================
Capital Stock Issued, subscribed,     Face        Restated        Approved by        Date of registration
     paid in and recorded             value      In constant                         with the commercial
                                                  currency      Entity      Date     court of record
--------------------------------------------------------------------------------------------------------------------
Balance as of 12.31.03             1,092,407     2,407,080     Board of    05.16.00
                                                               Directors'  07.24.00        08.09.00
                                                               Meeting       and
                                                                           07.26.00
--------------------------------------------------------------------------------------------------------------------
Capital increase                     149,000       149,000     Board of    01.02.04
                                                               Directors'  04.23.04        06.08.04
                                                               Meeting        and
                                                                           05.13.04
--------------------------------------------------------------------------------------------------------------------
Absorption of retained earnings             -   (1,036,542)    Board of    04.28.05            -
                                                               Directors'
                                                               Meeting
--------------------------------------------------------------------------------------------------------------------
Balance as of 09.30.05              1,241,407     1,519,538         -          -               -
====================================================================================================================


NOTE 9:  ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS
AND DEBTS-----------------------------------------------------------------------
As of September 30, 2005 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was the following:-----

===============================================================================================================
                               Investments         Other         Salaries and         Tax           Other
                                                receivables    Social Security    Liabilities    liabilities
                                                                contributions
---------------------------------------------------------------------------------------------------------------

1st Quarter                         16,104             757                185             21            136
2nd Quarter                             37             202                  -              -              -
3rd Quarter                              -               8                105         16,236              3
4th Quarter                              -               -                  -              -              -
After one year                     219,142          34,889                  -              -              6
                             ----------------------------------------------------------------------------------
Subtotal falling due               235,283          35,856                290         16,257            145
No set due date                  1,339,726               6                  -              -              -
Past due                                 -               -                  -              -              -
                             ----------------------------------------------------------------------------------
Total                            1,575,009          35,862                290         16,257            145
                             ==================================================================================
Non-interest bearing             1,339,726          32,065                290         16,257            145
At fixed rate                      235,283           3,797                  -              -              -
                             ----------------------------------------------------------------------------------
Total                            1,575,009          35,862                290         16,257            145
===============================================================================================================

NOTE 10:  EQUITY INVESTMENTS----------------------------------------------------

The breakdown of long-term investments was the following:-----------------------
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                                       74

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------
NOTE 10:   (Continued)----------------------------------------------------------


==================================================================================================================
                                                 As of 09.30.05
------------------------------------------------------------------------------------------------------------------
       Issuing Company                    Shares              Percentage held in       Principal
                                                                                        line of          FV per
                               ------------------------------------------------------   business         share
                                                                            Possible
                                   Class         Number     Total Capital    Votes
------------------------------------------------------------------------------------------------------------------
                                  Ordinary          101                                                  0.001
Banco de Galicia y Buenos         Class "A"                                            Financial
Aires S.A.                        Ordinary                                             Activities
                                  Class "B"     438,687,004                                              0.001
                               -------------------------------------------------------
                                   Total        438,687,105    93.604186%   93.604191%
------------------------------------------------------------------------------------------------------------------
                                                                                        Financial and
                                  Ordinary                                              Investment
Net Investment S.A.                shares            10,500    87.500000%   87.500000%  Activities       0.001
------------------------------------------------------------------------------------------------------------------
                                  Ordinary                                              Financial and
                                  Class "A"          31,302                             Investment          0.001
Sudamericana Holding S.A.         Ordinary                                              Activities
                                  Class "B"          41,735                                                 0.001
                                --------------------------------------------------------
                                   Total             73,037    87.500899%   87.500899%
------------------------------------------------------------------------------------------------------------------
                                                                                        Dep. Cert and
                                  Ordinary                                                Warrants
Galicia Warrants S.A.              shares           175,000    87.500000%   87.500000%  issuing company     0.001
------------------------------------------------------------------------------------------------------------------
Galval Agente de Valores S.A.     Ordinary       13,500,000    100.00000%   100.00000%   Custody of         0.001
                                   shares                                                securities
==================================================================================================================

==================================================================================================================
                                                 As of 12.31.04
------------------------------------------------------------------------------------------------------------------
       Issuing Company                    Shares              Percentage held in       Principal
                                                                                        line of          FV per
                               ------------------------------------------------------   business         share
                                                                            Possible
                                   Class         Number     Total Capital    Votes
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Banco de Galicia y Buenos       Ordinary             101
Aires S.A.                     Class "A"                                               Financial          0.001
                                 Ordinary                                              Activities
                                Class "B"     438,628,250                                                 0.001
                               -------------------------------------------------------
                                  Total       438,628,351    93.591649%    93.591655%
------------------------------------------------------------------------------------------------------------------
                                                                                       Financial
                                                                                          and
                                 Ordinary                                              Investment
Net Investment S.A.               shares           10,500    87.500000%    87.500000%  Activities         0.001
------------------------------------------------------------------------------------------------------------------
                                 Ordinary                                              Financial
Sudamericana Holding S.A.       Class "A"          31,302                                 and             0.001
                                 Ordinary                                             Investment
                                Class "B"          41,735                             Activities          0.001
                               -------------------------------------------------------
                                   Total           73,037    87.500899%    87.500899%
------------------------------------------------------------------------------------------------------------------
                                                                                       Dep. Cert
                                                                                         and
                                                                                       Warrants
                                 Ordinary                                              issuing
Galicia Warrants S.A.            shares            175,000   87.500000%   87.500000%   company            0.001
==================================================================================================================

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------
NOTE 10:  (Continued)-----------------------------------------------------------

The financial condition and results of controlled companies were the following:----------------------------------------------------------------------

      ==================================================================================================
                                                    Issuing Company
      --------------------------------------------------------------------------------------------------
         Balance Sheet             Banco de Galicia        Net        Galicia    Galval Agente
      As of 09.30.05 (*)            y Buenos Aires      Investment    Warrants     de Valores
                                         S.A.              S.A.         S.A.           S.A.
      --------------------------------------------------------------------------------------------------
      Assets                          25,085,390           2,078       6,984          1,689
      Liabilities                     23,709,781              57       1,935             37
      Share holders' equity            1,375,609           2,020       5,049          1,652
      Result for the nine months
      ended 09.30.05                     177,362         (1,826)         547          (326)
      ==================================================================================================

(*) See Note 2.c.2.-------------------------------------------------------------------------------------


       ================================================================================================
                                                                       Issuing Company
                                                                      -------------------
             Balance sheet as of 06.30.05 (*)                            Sudamericana
                                                                         Holding S.A.
       ------------------------------------------------------------------------------------------------
       Assets                                                                111,060
       Liabilities                                                            72,789
       Share holders' equity                                                  38,271
       Result for the nine months ended 06.30.05                              10,473
       ================================================================================================

(*) See Note 2.c.2.------------------------------------------------------------------------------------

       ================================================================================================
                                                                         Issuing Company
                                                               ----------------------------------------
                                                                Banco de Galicia
                                                                 y Buenos Aires    Net Investment
                 Balance sheet as of 12.31.04                         S.A.              S.A.
       ------------------------------------------------------------------------------------------------
       Assets                                                       23,465,270           3,870
       Liabilities                                                  22,267,023              55
       Share holders' equity                                         1,198,247           3,815
       Result for the nine months ended 09.30.04                      (68,304)         (1,908)
       ================================================================================================

       ================================================================================================
                                                                         Issuing Company
                                                                        -------------------
                         Balance sheet as of 12.31.04                        Galicia
                                                                          Warrants S.A.
       ----------------------------------------------------------------------------------------
       Assets                                                                   6,982
       Liabilities                                                              2,080
       Share holders' equity                                                    4,902
       Result for the nine months ended 07.31.04                                  335
       =================================================================================================

                                       76
Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 10:  (Continued)-----------------------------------------------------------

================================================================================
                                                            Issuing Company
                                                           -------------------
                         Balance sheet as of 09.30.04         Sudamericana
                                                              Holding S.A.
         -----------------------------------------------------------------------
         Assets                                                     139,227
         Liabilities                                                111,429
         Share holders' equity                                       27,798
         Result for the nine months ended 06.30.04                    1,254
         ======================================================================

NOTE 11:  CORPORATIONS SECTION 33 OF LAW No. 19550------------------------------

The financial statements include the following significant balances of transactions with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:-------------------------------------------------------------------

         Banco de Galicia y Buenos Aires S.A.            09.30.05     12.31.04
                                                      ------------   -----------
         ASSETS
         Due from banks - Current Accounts (Note 3)              -            74
         Investments - Time deposits (Schedule C)            1,683        16,558
         Investments - Negotiable obligations
          (Schedules C and G)                              219,142       232,256
                                                      ------------    ----------
         Total                                             220,825       248,888
                                                      ============    ==========

         LIABILITIES
         Other liabilities - Others (Note 7)                     4             -
         Other liabilities - Provision for                       2           161
          expenses (Note 7)                            -----------    ----------
                                                                 6           161
                                                       ===========    ==========

         INCOME                                           09.30.05      09.30.04
                                                       -----------    ----------
         Financial income - interest on time deposits          507            42
         Financial income - CER on time deposits                97            72
         Financial income - interest on negotiable          22,968        24,354
           obligations
         Bank premises and equipment under lease               125             -
                                                       -----------    ----------
         Total                                              23,697        24,468
                                                       ===========    ==========

          EXPENSES
          Administrative expenses (Schedule H)
            Service fees                                         7             3
            Trademark leasing                                  610           561
            Bank expenses                                        5             4
            General expenses                                    66            34
                                                       -----------    ----------
          Total                                                688           602
                                                       ===========    ==========

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------
NOTE 11:  (Continued)-----------------------------------------------------------


     Banco Galicia (Cayman) Limited
                                                                         09.30.05           12.31.04
                                                                     -----------------  -----------------
     Other Receivables - Sundry Creditors (Note 4 and Schedule G)                3,596              3,629
                                                                     -----------------  -----------------
     Total                                                                       3,596              3,629
                                                                     =================  =================
     INCOME                                                                   09.30.05           09.30.04
                                                                     -----------------  -----------------
     Financial income - other interest                                              52                 52
                                                                     -----------------  -----------------
     Total                                                                          52                 52
                                                                     =================  =================

     Banco Galicia Uruguay S.A.                                          09.30.05           12.31.04
                                                                     -----------------  -----------------
     ASSETS
     Other Receivables - Sundry debtors (Note 4 and Schedule G)                 1,884              1,144
     Investments - Negotiable obligations (Schedules C and G)                       -            126,585
                                                                     -----------------  -----------------
     Total                                                                       1,884            127,729
                                                                     =================  =================
     LIABILITIES
     Other Liabilities - Sundry Creditors (Note 7 and Schedule G)                    -                  2
                                                                     -----------------  -----------------
     Total                                                                           -                  2
                                                                     =================  =================

     INCOME                                                               09.30.05           09.30.04
                                                                     -----------------  -----------------
     Financial income - Interest on negotiable obligations                         565                941
                                                                     -----------------  -----------------
     Total                                                                         565                941
                                                                     =================  =================

     EXPENSES
     Administrative expenses (Schedule H)
     Taxes                                                                         13                  -
                                                                     -----------------  -----------------
     Total                                                                         13                  -
                                                                     =================  =================

     B2Agro S.A.
                                                                              09.30.05           09.30.04
                                                                     -----------------  -----------------
     INCOME
     Financial income - other interests                                              -                 52
                                                                     -----------------  -----------------
     Total                                                                           -                 52
                                                                     =================  =================

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 11:  (Continued)-----------------------------------------------------------

     Tarjetas del Mar S.A.                            09.30.05       09.30.04
                                                  --------------  --------------
     INCOME
     Other income and expenses                               -           24
                                                  --------------  --------------
     Total                                                   -           24
                                                  ==============  ==============


NOTE 12:   RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS------------------

Pursuant to section 70 of the Argentine Corporations Law, the Corporate Bylaws and National Securities Commission Resolution No. 368/2001, 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.---------------------------------------------------------------

Furthermore, the amount used to absorb the negative balance in the "Retained Earnings" account, which as of December 31, 2004 amounted to $29,493, should be restored before any distribution is made.==-------------------------------------

NOTE 13: INCOME TAX - DIFFERED TAX----------------------------------------------

Income tax has been determined in accordance with the deferred tax method.------

The following tables show the changes and breakdown of deferred tax assets and liabilities:--------------------------------------------------------------------

Deferred tax assets:------------------------------------------------------------


--------------------------------------------------------------------------------
Item                                      Specific tax    Other           Total
                                             losses
--------------------------------------------------------------------------------
Balances at beginning of fiscal year           15         17,847          17,862
Charge to income                                -         12,188          12,188
                                         ---------------------------------------
Closing balances                               15         30,035          30,050
================================================================================

Deferred tax liabilities:-------------------------------------------------------

--------------------------------------------------------------------------------
Item                               Bank         Investments    Other     Total
                               premises and
                                 equipment
--------------------------------------------------------------------------------
Balances at  beginning of                 13        44,232      38      44,283
fiscal year
Charge to income                         (7)      (44,232)     (38)    (44,277)
                               -------------------------------------------------
                               -------------------------------------------------
Closing balances                             6             -       -           6
================================================================================

Net deferred assets at period end, derived from the information included in the preceding tables, amount to $ 30,044.-------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 13:  (Continued)-----------------------------------------------------------

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

     Result for the period before income tax                                  42,545
     Restatement of income and expense items                                   1,820
     Result of long-term investments                                       (189,265)
     Consolidation adjustment per Technical Pronouncement No. 4               21,536
     Sundry non-deductible expenses                                           13,119
     Sundry income not included in the calculation                           (1,606)
     Income for credit assignment                                              1,531
     Presumptive interest                                                        169
     Non-deductible expenses                                                   4,140
     Organization expenses                                                      (87)
                                                                         ------------
     Taxable accounting result                                             (106,098)
     Statutory tax rate                                                          35%
                                                                         ------------
     Total income tax charge                                                (37,134)
     Variation between closing and opening deferred tax assets                12,188
     Variation between closing and opening deferred tax liabilities           44,277
                                                                         ------------
     Subtotal                                                                 19,331
     Foreign source tax loss                                                   (377)
                                                                         ------------
     Tax determined                                                           18,954
                                                                         ============

NOTE 14:   INCOME PER SHARE-----------------------------------------------------

Below is a breakdown of the Income per share as of September 30, 2005 and 2004:---------------------------------------------------------------------------

                                                                    09.30.05        09.30.04
                                                                  --------------  ------------

     Income / (loss) for the period                                       79,679     (74,210)
     Outstanding ordinary shares weighted average                      1,169,363    1,092,407
     Adjustment derived from preferred share issue convertible
     into Class "B" ordinary shares                                       72,044       73,956
     Diluted ordinary shares weighted average                          1,241,407    1,166,363
     Earning per ordinary share:
      - Basic                                                             0.0681     (0.0679)
      - Diluted                                                           0.0642     (0.0636)

NOTE 15:  CAPITAL INCREASE------------------------------------------------------

On January 02, 2004, the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to approve a capital increase for up to $ 149,000, taking it to $ 1,241,407 under the terms of Section 188, paragraph 2, of the Law on Corporations.-----------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------
NOTE 15: (Continued)------------------------------------------------------------

This capital increase will be intended for the acquisition or receipt as a contribution of Subordinated Negotiable Obligations for up to US$ 100,000 thousand, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from said Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign currency debt governed by foreign legislation being carried out by Banco de Galicia y Buenos Aires S.A., as described in Note 1 to these financial statements.-----------------------------------------------------

The capital increase became effective the issuance of up to 149 million non-voting preferred shares that have preference over ordinary shares, with a face value of one peso, convertible into ordinary Class B shares one year after their issuance, in the event of the Company's liquidation or a change of control over Grupo Financiero Galicia S.A., in both cases at a rate of one preferred share for one ordinary Class "B" share, which shall pay dividends as from the fiscal year in which they are subscribed. The above-mentioned preferred shares shall carry preemptive and survival rights over any potential issuance of shares by the Company. Preferred shares were paid up at their face value plus a premium, either in cash or through a contribution in kind of those securities for up to US$ 100,000 thousand (face value), in the latter case at a rate of US$
0.00067114 thousand (face value) of debt for each peso (face value) of shares.-------------------------------------------------------------------------

Said Shareholders' Meeting decided to set the value of the debt securities to be received at 73% of their face value in US dollars and, in the event of observations by the National Securities Commission (CNV), acceptance of a lower value of at least 70% shall be decided by the Board of Directors.---------------

On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000, with a face value of $ 0.001 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 0.001 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.---------------------------------------------------------

As a result of the full subscription and payment of the 149 million non-voting preferred shares, on May 13, 2004, the Company's Board of Directors has set the new Company's capital at $1,241,407---------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------
Notes to the Consolidated Financial Statements (Continued)---------------------- (figures stated in thousands of pesos)------------------------------------------

NOTE 15:  (Continued)-----------------------------------------------------------

This increase has been registered with the General Inspection Board of Legal Entities on June 08, 2004, under number 6,907, Book 25 of Stock Corporations.---

In addition, as a result of that capital increase, in May 2004 Grupo Financiero Galicia S.A. received in payment thereof 99,965,603 Subordinated Negotiable Obligations due 2019 (face value) issued by Banco de Galicia y Buenos Aires S.A.----------------------------------------------------------------------------

On May 13, 2005, non-voting preferred shares were converted into ordinary Class "B" shares entitled to one vote per share.--------------------------------------

NOTE 16: PRIOR FISCAL YEAR ADJUSTMENTS------------------------------------------

In the quarters ended March 31 and September 30, 2004, the Company recognized under Prior year adjustment the proportion attributable to its participation in Banco de Galicia y Buenos Aires S.A. for the adjustments made by that Bank in those periods (See Note 12 to consolidated financial statements).---------------

The prior year adjustment presented in the Statement of Changes in Shareholders' Equity for comparative purposes is composed of a profit adjustment of $ 28,912 derived from the application of the deferred tax method for calculating income tax and a loss of $ 71,866, as mentioned in the preceding paragraph.------------

NOTE 17:  SUBSEQUENT EVENTS-----------------------------------------------------

On October 31, 2005, the credit the Company held with con Banco Galicia Uruguay S.A. was collected for US$ 222 thousand, corresponding to accrued interests on subordinated negotiable obligations.--------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Fixed assets and investments in assets of a similar nature----------------------

For the nine months ended September 30, 2005------------------------------------

In comparative format with the fiscal year ended December 31, 2004.-------------

(figures stated in thousands of pesos)------------------------------------------

Schedule A----------------------------------------------------------------------

  =============================================================================================

                                             ORIGIN VALUE                     DEPRECIATION
                           --------------------------------------------------------------------
                                                                             For the period
                                                                           --------------------
     Principal Account     A beginning   Increases  Withdrawals Balance at    Accumulated
                             of year                            period end   at beginning
                                                                                of year

  ---------------------------------------------------------------------------------------------
  Real State                      3,258           -           -       3,258            190
  ---------------------------------------------------------------------------------------------
  Furniture and facilities          207                       -         207            162
  ---------------------------------------------------------------------------------------------
  Hardware and software             585          12           -         597            415
  ---------------------------------------------------------------------------------------------
  Totals                          4,050          12           -       4,062            767
  =============================================================================================


                                             ORIGIN VALUE                 DEPRECIATION
                           -------------------------------------------------------------------------------
                                              For the period
                                            --------------------                 Net book      Net Book
                                Withdrawals  Rate     Amount     Accumulated    value as of   Value as of
                                               %                at period end    30.06.05      12.31.04


                                --------------------------------------------------------------------------
  Real State                              -    2             46           236         3,022       3,068
  -------------------------     --------------------------------------------------------------------------
  Furniture and facilities                -   20             31           193            14          45
  -------------------------     --------------------------------------------------------------------------
  Hardware and software                   -   20             88           503            94         170
  -------------------------     --------------------------------------------------------------------------
  Totals                                  -                 165           932         3,130       3,283
  =========================     ==========================================================================


Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Intangible Assets---------------------------------------------------------------

For the nine months ended September 30, 2005------------------------------------

In comparative format with the fiscal year ended December 31, 2004.-------------

(figures stated in thousands of pesos)------------------------------------------

Schedule B----------------------------------------------------------------------

=======================================================================================================================

Principal Account                ORIGIN VALUE                                      AMORTIZATIONS
                   -----------------------------------------               ---------------------------

                A       Increases  Withdrawals Balance   Accumulated at  Withdrawals    For the period    Accumulated
            beginning                            at       beginning of                ------------------   at period
             of year                           period        year                     Rate %      Amount      end
                                                end
            -----------------------------------------------------------------------------------------------------------
Goodwill    20,064           -        -        20,064          14,881        -          20        3,010       17,891
-----------------------------------------------------------------------------------------------------------------------
Totals      20,064           -        -        20,064          14,881        -                    3,010       17,891
=======================================================================================================================



  Valuation     Net book     Net Book
  allowance     value as   Value as of
 (Schedule E)  of 30.06.05   12.31.04


-------------------------------------------
Goodwill      839       1,334        3,745
-------------------------------------------
Totals        839       1,334        3,745
===========================================

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Investments---------------------------------------------------------------------

Equity investments and Other Investments----------------------------------------

Balance Sheet as of September 30, 2005 and December 31, 2004--------------------

(figures stated in thousands of pesos)------------------------------------------

Schedule C----------------------------------------------------------------------

===========================================================================================
        Issuance and characteristics of the securities    Book value as    Book value as
                                                           of 09.30.05     of 12.31.2004
-------------------------------------------------------------------------------------------

Current investments (*)
Special current  account  deposits (Notes 9 and 11
and Schedule G)                                                     68               55
Mutual Funds (Note 9)                                              880              265
Time deposits (Notes 9 and 11 and Schedule G)                    3,408           20,100
Financial trusts (Note 9)                                          522                -
Government securities (Note 9 and Schedule G)                        -            2.148
Corporate securities (Note 9 and Schedule G)                    11,263           14,666
Negotiable Obligations (Notes 9 and 11 and Schedule G)               -              208
                                                          ---------------------------------
Total current investments                                       16,141           37,442
===========================================================================================

(*) include accrued interest.--------------------------------------------------------------


Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Investments---------------------------------------------------------------------

Equity investments and Other Investments----------------------------------------

Balance Sheet as of September 30, 2005 and December 31, 2004--------------------

(figures stated in thousands of pesos)------------------------------------------

Schedule C (Cont.)--------------------------------------------------------------

==================================================================================================================================

Issuance and  characteristics     Class          Face value       Number    Acquisition   Quotation    Proportional  Book value
   of the securities value                                                      Cost      per share    equity value     as of
                                                                                            as of          as of      09.30.05
                                                                                          09.30.05       09.30.05
----------------------------------------------------------------------------------------------------------------------------------

Non-current investments

Negotiable Obligations                                                          335,473           -              -     219,142(4)
(Note 11 and Schedule G)

Banco de  Galicia y          Ordinary Class "A"     0.001           101                           -
Buenos Aires S.A.            Ordinary Class "B"     0.001   438,687,004                     0.00414
                                                            ----------
                                                            438,687,105       2,571,566                   1,298,323     1,298,323

Net Investment S.A.          Ordinary shares        0.001        10,500              23           -           1,768         1,768

Sudamericana Holding S.A.    Ordinary Class "A"     0.001        31,302                           -
                             Ordinary Class "B"     0.001        41,735                           -
                                                            -----------
                                                                 73,037          33,003                      33,555        33,555

Galicia Warrants S.A.        Ordinary shares        0.001       175,000          11,829           -           4,428         4,428

Galval Agente de
Valores S.A.                 Ordinary shares                 13,500,000             687           -           1,652         1,652
                           -------------------------------------------------------------------------------------------------------
Total Non-current investments                                                 2,962,497                   1,339,726     1,558,868
==================================================================================================================================


                                                                                                                         %
                              Book value      Principal               Capital         Net         Shareholders'      of equity
                                as of         line of      Date        Stock      income/(loss      equity          held in the
                              12.31.2004      business                                                             capital stock

                           -------------------------------------------------------------------------------------------------------
Non-current investments

Negotiable Obligations
(Note 11 and Schedule G)         358,633

Banco de  Galicia y                           Financial
Buenos Aires S.A.              1,138,210      Activities   09.30.05    468,662    177.362(1)       1,375,609         93.604186%


Net Investment S.A.                3,815      Financial
                                                 and       09.30.05         12    (1.826)(1)           2,020         87.500000%
                                              Investment
                                              Activities

Sudamericana Holding S.A.         24,391      Financial
                                                  and      06.30.05         83     13.466(2)           38,271        87.500899%
                                              Investment
                                              Activities

Galicia Warrants S.A.              4,299         Dep.
                                             certificates  09.30.05        200       547 (1)            5,049        87.500000%
                                                 and
                                              warrants
                                              issuing
                                              company

Galval Agente de
Valores S.A.                                  Custody of   09.30.05      1,978(3)  (326) (1)             1,652       100.00000%
                                              securities
----------------------------------------------------------------------------------------------------------------------------------
Total Non-current investments  1,529,348
==================================================================================================================================

(1)   for the nine months ended September 30, 2005--------------------------------------------------------------------------------
(2)   for the year ended June 30, 2005.-------------------------------------------------------------------------------------------
(3)   equivalent to 13,500 Uruguayan pesos.---------------------------------------------------------------------------------------
(4)   includes accrued interest.--------------------------------------------------------------------------------------------------


Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Allowances and Provisions-------------------------------------------------------

For the nine months ended September 30, 2005------------------------------------

In comparative format with the fiscal year ended December 31, 2004.-------------

(figures stated in thousands of pesos)------------------------------------------

Schedule E----------------------------------------------------------------------

===================================================================================================================
                             Captions                          A beginning    Increases    Decreases    Balance at
                                                                 of year                                period end
------------------------------------------------------------------------------------------------------------------
Allowances
Valuation allowance - Equity investment                              585         183           (768)          -
Valuation allowance - Intangible assets (Schedule B)               1,438           -           (599)        839
------------------------------------------------------------------------------------------------------------------
Total as of 09.30.05                                               2,023         183         (1,367)        839
------------------------------------------------------------------------------------------------------------------
Total as of 12.31.04                                               2,249         585           (811)      2,023
==================================================================================================================

                                       87

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Foreign Currency Assets and Liabilities-----------------------------------------

Consolidated Balance Sheet as of September 30, 2005-----------------------------

(figures stated in thousands of pesos)------------------------------------------

Schedule G----------------------------------------------------------------------

=======================================================================================================================
              Captions                  Amount and type                 Amount in      Amount and type     Amount in
                                          of foreign      Quotation     Argentine        of foreign        Argentine
                                          currency                     currency at        currency       currency as of
                                                                         09.30.05                          30.12.05
-----------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and Due from banks

Cash                                  US$       191.20    2.870               549    US$       155.35            457
Investments
                                                          2.870
Special Current account               US$         9.87                         28    US$        18.49             54
                                                          2.870
Time Deposits                         US$       600.98                      1,725    US$       173.35            509
Government Securities                 US$            -    2.870                 -    US$       730.79          2,148
Corporate Securities                  US$     3,924.29    2.870            11,263    US$     4,990.07         14,666
Negotiable Obligations                US$            -    2.870                 -    US$        70.68            208
Other Receivables
Sundry debtors                        US$       222.42    2.870               638    US$            -              -
                                                                   -----------------                   ----------------
Total Current Assets                                                       14,203                             18,042
                                                                   -----------------                   ----------------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                        US$     1,687.11    2.870             4,842    US$     1,624.16          4,773
Investments
Negotiable Obligations                US$    76,355.95    2.870           219,142    US$   122,025.37        358,633
                                                                   -----------------                   ----------------
Total Non-Current Assets                                                  223,984                            363,406
                                                                   -----------------                   ----------------
Total Assets                                                              238,187                            381,448
                                                                   =================                   ================

LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry Creditors                      US$            -    2.910                 -    US$        48.18            144
Provision for expenses                US$         1.28    2.910                 4    US$       174.22            519
                                                                                                       ----------------
                                                                   -----------------                   ----------------
Total Current Liabilities                                                       4                                663
                                                                   -----------------                   ----------------
                                                                                                       ----------------
Total Liabilities                                                               4                                663
=======================================================================================================================

                                       88

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Information required by Section 64, subsection b) of Law No. 19550--------------

For the nine months ended September 30, 2005------------------------------------

presented in comparative format with the same period of the previous year-------

(figures stated in thousands of pesos)------------------------------------------

Schedule H----------------------------------------------------------------------

=======================================================================================================================
                            Captions                                Total as of     Administrative      Total as of
                                                                     09.30.05          Expenses          09.30.04
-----------------------------------------------------------------------------------------------------------------------
Salaries and social security charges                                         771               771               629
Bonuses                                                                      309               309                 -
Services to the staff                                                         26                26                22
Training expenses                                                             33                33                 2
Directors' and syndics' fees                                                 454               454                51
Fees for services (*)                                                      2,345             2,345               771
Fixed asset depreciation                                                     165               165               158
Amortization of intangible assets                                          3,010             3,010             3,010
Leasing of brand (*)                                                          39                39                36
Stationery and office supplies                                                18                18                15
Condominium Expenses                                                          24                24                65
Entertainment, travel and per diem                                           159               159                29
Electricity and communications                                                57                57                47
Taxes, rates and contributions                                             3,316             3,316             8,417
Insurance                                                                    644               644                 -
Bank charges (*)                                                              12                12                 9
General expenses (*)                                                         569               569               374
                                                                 ------------------------------------------------------
Total                                                                     11,951            11,951            13,635
=======================================================================================================================
(*) Balances net of eliminations corresponding to intercompany transactions (per Section 33 of Law No. 19550). See Note
    11 to the financial statements.------------------------------------------------------------------------------------

                          Grupo Financiero Galicia S.A
             "Sociedad No Adherida al Regimen Estatutario Optativo
                 de Oferta Publica de Adquisicion Obligatoria"
    Informacion Adicional a las Notas a los Estados Contables (Continuacion)
                     (cifras expresadas en miles de pesos)

Grupo Financiero Galicia S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Information required in addition to the Notes to the Financial Statements-------

For the nine months from January 1, 2005----------------------------------------

to September 30, 2005 Presented in comparative format---------------------------

(figures stated in thousands of pesos)------------------------------------------

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING THE LAPSING OF CONTINGENT BENEFITS ENVISAGED BY THOSE REGULATIONS OR THEIR REBIRTH--------------

          None.-----------------------------------------------------------------

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARABILITY WITH THOSE PRESENTED IN PRIOR PERIODS, OR THAT WILL BE PRESENTED IN FUTURE PERIODS.-------------------------------------------------------

          None.-----------------------------------------------------------------

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES-----------------------

a) Receivables: See Note 9 to the financial statements.-------------------------

b) Debts: See Note 9 to the financial statements.-------------------------------

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS---------------------------------------------------------------

a) Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.---------------------------------------------------------------------

b) Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

NOTE 5: BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW No. 19550-----------------------------------------------------------------

See Note 10 and Schedule C to the financial statements.-------------------------

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE---------------------------

As of September 30, 2005 and December 31, 2004 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.----------------------------------------------------------------------

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES-------------------------------------

As of September 30, 2005 and December 31, 2004 the Company did not have any inventories.--------------------------------------------------------------------

                          Grupo Financiero Galicia S.A
             "Sociedad No Adherida al Regimen Estatutario Optativo
                 de Oferta Publica de Adquisicion Obligatoria"
    Informacion Adicional a las Notas a los Estados Contables (Continuacion)
                     (cifras expresadas en miles de pesos)


NOTE 8: CURRENT VALUES----------------------------------------------------------

See Notes 2.c., 2.d. and 2.e. to the financial statements.----------------------

NOTE 9: BANK PREMISES AND EQUIPMENT---------------------------------------------

See Schedule A to the financial statements.-------------------------------------

a) Technically Appraised Fixed Assets:------------------------------------------

As of September 30, 2005 and December 31, 2004 the Company did not have any technically appraised fixed assets.---------------------------------------------

b) Obsolete Fixed Assets:-------------------------------------------------------

As of September 30, 2005 and December 31, 2004 the Company did not have any obsolete fixed assets which have a carrying value.------------------------------

NOTE 10: EQUITY INVESTMENTS-----------------------------------------------------

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.-------------------------------------------------

NOTE 11: RECOVERABLE VALUES-----------------------------------------------------

As of September 30, 2005 and December 31, 2004, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.---------------------------

NOTE 12: INSURANCE--------------------------------------------------------------

As of September 30, 2005 and December 31, 2004, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:----------

============== ================================== ======= ========== ===========
Insured assets                                    Insured Book Value  Book Value
                            Risks covered         amount     as of      as of
                                                           09.30.05    12.31.04
-------------- ---------------------------------- ------- ---------- -----------
 Office Assets Fire, thunderbolt and/or explosion   200       108        215
============== ================================== ======= ========== ===========

NOTE 13: POSITIVE AND NEGATIVE CONTINGENCIES------------------------------------

a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders' equity.-------------------------------

See Schedule E to the financial statements.-------------------------------------
--------------------------------------------------------------------------------
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

                          Grupo Financiero Galicia S.A
             "Sociedad No Adherida al Regimen Estatutario Optativo
                 de Oferta Publica de Adquisicion Obligatoria"
    Informacion Adicional a las Notas a los Estados Contables (Continuacion)
                     (cifras expresadas en miles de pesos)

b) Contingencies which at the date of the financial statements are not of remote occurrence the effects of which have not been given accounting recognition.-----

As of September 30, 2005 and December 31, 2004 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.---------------------------------------------------------

NOTE 14: IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS.---------------

a) Status of capitalization arrangements:---------------------------------------

As of September 30, 2005 and December 31, 2004, there were no irrevocable contributions towards future share subscriptions.-------------------------------

b) Cumulative unpaid dividends on preferred shares.-----------------------------

As of September 30, 2005 and December 31, 2004, there were no cumulative unpaid dividends on preferred shares.--------------------------------------------------

NOTE 15: RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS------------------

See Note 12 to the financial statements.----------------------------------------
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

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary and Explanatory Statement by the Board of Directors---------------

For the nine months from January 1, 2005----------------------------------------

to September 30, 2005 Presented in comparative format---------------------------

(figures stated in thousands of pesos)------------------------------------------

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.------------------------

A. Current Assets:--------------------------------------------------------------

a) Receivables:-----------------------------------------------------------------

1) See Note 9 to the financial statements.--------------------------------------

2) See Notes 4 and 9 to the financial statements.-------------------------------

3) As of September 30, 2005 and December 31, 2004 the Company had not set up any allowances or provisions.Inventories: As of September 30, 2005 and December 31, 2004 the Company did not have any inventories.----------------------------------

B. Non- Current Assets:---------------------------------------------------------

a) Receivables:-----------------------------------------------------------------

As of September 30, 2005 and December 31, 2004 the Company had not set up any allowances or provisions.-------------------------------------------------------

b) Inventories:-----------------------------------------------------------------

As of September 30, 2005 and December 31, 2004 the Company did not have any inventories.--------------------------------------------------------------------

c) Investments:-----------------------------------------------------------------

See Note 10 and Schedule C to the financial statements.-------------------------

d) Fixed assets:----------------------------------------------------------------

1) As of September 30, 2005 and December 31, 2004 the Company did not have any technically appraised fixed assets.---------------------------------------------

2) As of September 30, 2005 and December 31, 2004 the Company did not have any obsolete fixed assets which have a carrying value.------------------------------

e) Intangible assets:-----------------------------------------------------------

1) See Note 2.e. and Schedules B and E to the financial statements.-------------

2) As of September 30, 2005 and December 31, 2004, there were no deferred charges.------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary and Explanatory Statement by the Board of Directors (Continued)---

(figures stated in thousands of pesos)------------------------------------------


C. Current Liabilities:---------------------------------------------------------

a) Debts:-----------------------------------------------------------------------

1) See Note 9 to the financial statements.--------------------------------------

2) See Notes 5, 6, 7 and 9 to the financial statements.-------------------------

D. Allowances and provisions----------------------------------------------------

See Schedule E to the financial statements.-------------------------------------

E. Foreign Currency Assets and Liabilities:-------------------------------------

See Note 2.b. and Schedule G to the financial statements.-----------------------

F. Shareholders' Equity:--------------------------------------------------------

1) As of September 30, 2005 and December 31, 2004, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.-------

2) As of September 30, 2005 and December 31, 2004, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.--

G. Miscellaneous----------------------------------------------------------------

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.-------------------------------------------------

2) See Notes 9 and 11 to the financial statements.------------------------------

3) As of September 30, 2005 and December 31, 2004 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.---------------------------------------------------------------

4) See Notes 9 and 11 to the financial statements.------------------------------

5) As of September 30, 2005 and December 31, 2004, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:----------

============== ================================== ======= ==========  ==========
Insured assets                                    Insured Book Value  Book Value
                            Risks covered          amount    as of     as of
                                                           09.30.05   12.31.04
-------------- ---------------------------------- ------- ---------- ----------
-------------- ---------------------------------- ------- ---------- ----------
Office assets  Fire, thunderbolt and/or explosion   200      108        215
============== ================================== ======= ========== ==========

6) As of September 30, 2005 and December 31, 2004, there were no contingencies highly likely to occur which have not been given accounting recognition.--------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Supplementary and Explanatory Statement by the Board of Directors (Continued)---

(figures stated in thousands of pesos)------------------------------------------

7) As of September 30, 2005 and December 31, 2004, the Company did not have any receivables or debts including implicit interest or index adjustments.----------

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.-----------------------------------------------------

Autonomous city of Buenos Aires, November 08, 2005.-----------------------------

[There follows an illegible signature and a seal that reads:] Antonio Roberto arces - Chairman.---------------------------------------------------------------
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                                       95

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Informative Review as of September 30, 2005 and 2004 (Continued)----------------

(figures stated in thousands of pesos)------------------------------------------

Grupo Financiero Galicia S.A.'s strategy is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.-----------------------------------------------

The income for the nine months ended September 30, 2005 reported by the Company amounts to $ 79,679. It was generated by the valuation of the equity investment in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s main source of income, as shown in its Income Statement. On January 02, 2004, an Ordinary and Extraordinary Shareholders' Meeting was held, which resolved to approve a capital increase under the terms of Section 188, paragraph 2, of the Law on Corporations. (see Note 15 to the financial statements). It is worth mentioning that on April 21, 2004, the National Securities Commission authorized the public offering of the preferred shares for up to $ 149,000, with a face value of $ 0.001 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 0.001 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.----------

The Ordinary Shareholders' Meeting held on April 22, 2004 resolved to charge the loss for fiscal 2003 to Retained Earnings, without it being absorbed. The meeting further resolved not to continue to claim from shareholders the personal assets tax amounts due for the fiscal year ended December 31, 2002 and that the tax incumbent on the shareholders for the fiscal year ended December 31, 2003 and subsequent years would be absorbed by the Company, provided that it cannot be withheld from dividends.-----------------------------------------------------

On April 28, 2005, an Ordinary and Extraordinary Shareholders' Meeting was held, which resolved to absorb all accumulated losses as of December 31, 2004.--------

On February 03, 2004, Grupo Financiero Galicia S.A. exchanged all its holdings of Ordinary Negotiable Obligations issued by Banco Galicia Uruguay S.A. for BODEN 2012 and US dollars in cash.----------------------------------------------

In June 2004, after the total suspension of all of Banco Galicia Uruguay's S.A. activities as from February 06, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank.-------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Informative Review as of September 30, 2005 and 2004 (Continued)----------------

(figures stated in thousands of pesos)------------------------------------------

This resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of negotiable obligations arising from the restructuring agreement approved in 2002, or those arising from the successive debt exchanges undertaken.---------------------------------------------------------------------

In June 2005, in order to strengthen the financial condition of its subsidiaries, Grupo Financiero Galicia SA, the Entity's controlling company, has waived the right to collect the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.--------------------------------

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.-----------------------

KEY BALANCE SHEET FIGURES-------------------------------------------------------

                                      09.30.2005      09.30.2004     09.30.2003     09.30.2002     09.30.2001
Current Assets                              17,682          31,543        27,954         38,142        145,404
Non-Current Assets                       1,598,227       1,579,525     1,529,076      2,028,606      2,986,874
                                     --------------  --------------  ------------  -------------  -------------
Total Assets                             1,615,909       1,611,068     1,557,030      2,066,748      3,132,278
                                     ==============  ==============  ============  =============  =============

Current Liabilities                         16,686           4,853           395          2,200            615
Non-Current liabilities                          6          51,016        43,426         39,759              7
                                     --------------  --------------  ------------  -------------  -------------
Total Liabilities                           16,692          55,869        43,821         41,959            622
                                     --------------  --------------  ------------  -------------  -------------

Share holders' equity                    1,599,217       1,555,199     1,513,209      2,024,789      3,131,656
                                     --------------  --------------  ------------  -------------  -------------
Total                                    1,615,909       1,611,068     1,557,030      2,066,748      3,132,278
                                     ==============  ==============  ============  =============  =============

KEY INCOME STATEMENT FIGURES----------------------------------------------------

                                      09.30.2005     09.30.2004      09.30.2003     09.30.2002      09.30.2001
Ordinary operating result                 177,314        (75,176)      (110,762)    (1,093,054)         291,528
Financial results                         (1,149)           9,855       (22,918)         60,993             538
Other income and expenses               (133,620)             604          6,244       (44,437)             659
                                     -------------  --------------  -------------  -------------   -------------
Ordinary net (loss)/ income                42,545        (64,717)      (127,436)    (1,076,498)         292,725
Income tax                                 37,134         (9,493)              -        (2,176)               -
                                     -------------  --------------  -------------  -------------   -------------
Net income/(loss)                          79,679        (74,210)      (127,436)    (1,078,674)         292,725
                                     =============  ==============  =============  =============   =============

RATIOS--------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                  09.30.2005      09.30.2004      09.30.2003      09.30.2002      09.30.2001
---------------------------------------------------------------------------------------------------------------
Liquidity                             1.059691        6.499691       70.769620       17.337273      236.429268
---------------------------------------------------------------------------------------------------------------
Credit standing                      95.807393       27.836528       34.531594       48.256369    5,034.816720
---------------------------------------------------------------------------------------------------------------
Capital assets                        0.989058        0.980421        0.982047        0.981545        0.953579
---------------------------------------------------------------------------------------------------------------

The individual financial statements have been considered to disclose the key Balance Sheet figures and key income statement figures, as the consolidated financial statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.----

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Informative Review as of September 30, 2005 and 2004 (Continued)----------------

(figures stated in thousands of pesos)------------------------------------------


For comparative purposes, the balances as of September 30, 2003, 2002 and 2001 have been restated to constant currency of February 28, 2003.-------------------

Equity investments--------------------------------------------------------------

o Banco de Galicia y Buenos Aires S.A.------------------------------------------

See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.---------------------------

o Net Investment S.A.-----------------------------------------------------------

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. The remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.-----------------------------------------------------

In fiscal year 2005, B2agro S.A. decided to suspend its business activity, and has streamlined the Company structure, adapting it to the minimum level necessary to ensure its proper administration. It is currently evaluating the implementation of business projects associated with the offering of services to the agricultural and livestock sector via the Internet.-------------------------

Since 2001, Grupo Financiero Galicia S.A., through its subsidiary Net Investment S.A. takes part in BtoB business activities, in Tradecom International N.V., also composed of Unibanco de Brasil, Portugal Telecom and Banco de Galicia y Buenos Aires S.A. Tradecom International N.V. operated in Brazil through Tradecom Brasil S.A. and in Argentina through Tradecom Argentina S.A.-----------

Considering that the majority shareholder of the "Tradecom Group" (Unibanco - Brazil) has difficulty remitting funds abroad for capital contributions, and that maintaining the Dutch company Tradecom International N.V. involves high costs, at year end, the shareholders decided to move the corporate structure from The Netherlands to Brazil, and thus the dissolution and winding/up process of Tradecom International N.V. commenced in order to regroup the holding in Tradecom Brasil S.A., Brazil-based company.-------------------------------------

As of the date of this review, and as a result, among other factors, of the fact that the business volume expected at the beginning of the year has not been reached, while there has been an increase in operations, the parties are negotiating a new agreement. One of the terms thereof is that Tradecom Brasil S.A.'s operations related to payment and financing services be absorbed by Unibanco, the remaining clients in Brazil and all clients in Argentina shall be serviced by Tradecom Argentina S.A.---------------------------------------------

This reorganization shall also include the reallocation of equity investments, which results in Tradecom Argentina becoming property of Banco de Galicia y Buenos Aires S.A., Grupo Financiero Galicia S.A. and Net Investment S.A.--------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Informative Review as of September 30, 2005 and 2004 (Continued)----------------

(figures stated in thousands of pesos)------------------------------------------

In view of the high costs associated with maintaining a company organized in The Netherlands, as mentioned above, and that it is convenient for Net Investment S.A. to hold a direct participation in Tradecom Brasil S.A., at the Extraordinary Shareholders' Meeting held on December 29, 2004, Net Investment S.A., as shareholder of Net Investment B.V., decided the early dissolution and subsequent winding-up of the company as from that date.-------------------------

The Ordinary and Extraordinary Shareholders' Meeting of Duenovende S.A. held in April 2003 decided the early dissolution and subsequent winding-up of the company. During the first quarter of 2004, formalities carried out to dissolve this company were completed and the Ordinary and Extraordinary Shareholders' Meeting held on April 02, 2004 approved the final winding up purpose financial statements. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.---------------------------------------------

o Sudamericana Holding S.A.-----------------------------------------------------

Sudamericana Holding S.A. is a group of life, retirement and property and casualty insurance companies. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. The remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.--------------------------------------------

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.-------------

During the first nine months of 2005, the joint production of the life, retirement and property and casualty insurance companies controlled by Sudamericana Holding S.A. amounted to $ 26,878. As of September 30, 2005, these companies had 1,362,000 policyholders in all their lines of business.-----------

From a commercial standpoint, within a more favorable context, the company's business was focused on taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.------------------------

As a result of these efforts, in the first quarter of 2005 the volume of premiums was 46.90% higher than in the same period of the previous year, significant progress having been made in the sales of policies through banking channels.-----------------------------------------------------------------------

As of November 15, 2004 after a special general shareholders' meeting, the shareholders of Medigap Salud S.A. decided by unanimous vote the early dissolution of this company and subsequent liquidation as of December 31, 2004. The liquidation of Medigap Salud S.A. became final on April 12, 2005 and was approved by the special general shareholders' meeting on May 26, 2005.----------

On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG Investment S.A. entered into a share purchase agreement involving 100% of the shares in Instituto de Salta Compania de Seguros de Vida S.A.-------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"-------------------------------------

Informative Review as of September 30, 2005 and 2004 (Continued)----------------

(figures stated in thousands of pesos)------------------------------------------

The shares were actually transferred on April 29 for a total amount of $6,806. Consequently, for purposes of a correct comparison of the production information mentioned above, the equity investment held by Instituto de Salta Compania de Seguros de Vida S.A. has been excluded from the half-yearly production, as well as its comparative format with the six month period of the previous year.-------

o Galicia Warrants S.A----------------------------------------------------------

As of September 30, 2005, Galicia Warrants S.A. has collected accrued income for $ 4,155 with a result before taxes of $ 905, which is satisfactory pursuant to this year's budgetary guidelines.-----------------------------------------------

As to the value of goods volume in deposit certificates and warrants issued during the January-September period, it amounted to US$ 61,025 thousand, against US$ 51,747 thousand for the same period of the previous year, which accounts for a 17.9% increase in the Company's operations volume.----------------------------

This trend is expected to maintain throughout the year's last quarter in line with the general economic growth and, specially, the growth in agricultural, livestock and related activities.-----------------------------------------------

o Galval Agente de Valores S.A.-------------------------------------------------

This company is based in Uruguay and Grupo Financiero Galicia S.A. holds 100% (one hundred percent) of its capital stock and voting rights. This company operates as a securities agent in said country.---------------------------------

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.-

Autonomous city of Buenos Aires, November 08, 2005.-----------------------------

REPORT OF THE SUPERVISORY COMMITTEE---------------------------------------------

[On the bottom left corner of the first two pages of this report there appears an illegible signature]---------------------------------------------------------

To the Directors and Shareholders of--------------------------------------------

Grupo Financiero Galicia S.A.---------------------------------------------------

Tte. Gral. Juan D. Peron 456 -2nd floor-----------------------------------------

Autonomous City of Buenos Aires-------------------------------------------------

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2005, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the nine months then ended, as well as supplementary Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the nine months ended September 30, 2005, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.-------------------------------

2. Our work was conducted in accordance with standards applicable in Argentina to syndics. These standards require application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on November 08, 2005, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. That report was issued with observations, as detailed in paragraphs 3 and 4 of that report, to which we refer. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the corporate criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.--------

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the nine months ended September 30, 2005, contain the information required by Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.----------------------------------------------------------------------

We also report that in performance of the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550 which we deemed necessary according to the circumstances.------------------------------------------------------------------

3. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by the Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on the financial statement presentation issued by the control body differ from professional accounting standards in force in the Autonomous City of Buenos Aires, the principal effects of which have been indicated in that Note.--

4. Based on our review, with the scope mentioned in paragraph 2. above, we report that the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2005 and its consolidated financial statements at that date, detailed in paragraph 1., prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires, except as mentioned in paragraph
3. above, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than those mentioned in paragraph 3 of the limited review report issued by the external auditors on this date, as mentioned in paragraph 2. above. In performance of the legality control that is part of our field of competence, we have no observations to make.---------------------------------------------------

As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the nine months ended September 30, 2005, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.------

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.--------------------------------------------

Autonomous city of Buenos Aires, November 08, 2005.-----------------------------

[There follows an illegible signature and a seal that reads:] Adolfo Hector Melian- Syndic - For the Supervisory Committee.---------------------------------

Limited review report

[All three pages of this limited review report bear the letterhead of Price Waterhouse Coopers]

[On the bottom left corner of the first two pages of this report there appears an illegible signature]---------------------------------------------------------

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 -2nd floor

Autonomous City of Buenos Aires

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2005, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the nine months periods ended September 30, 2005 and 2004, as well as supplementary Notes 1 to 17, Schedules A, B, C, E, G and H Informative Review, the Information required in addition to the Notes to the Financial Statements by
Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2005, and the consolidated income statements and consolidated statements of cash flows for the periods of nine months ended September 30, 2005 and 2004, together with Notes 1 to 23, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly consist in applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows.

3. As detailed in Note 1 to the financial statements, the companies controlled by Grupo Financiero Galicia S.A. have significant exposure to the Argentine Public Sector in different instruments derived from the National Government's debt restructuring. Furthermore, the following processes have not yet been concluded: (a) the final settlement process of the compensation to Banco de Galicia y Buenos Aires S.A. for damages derived from government provisions detailed in Notes 1 to the financial statements in relation to compensations to Financial Institutions and legal actions requesting protection of Constitutional guarantees; or (b) the arrangement with creditors by Banco Galicia Uruguay and Banco Galicia Cayman Ltd (in provisional liquidation), both subsidiaries of Banco de Galicia y Buenos Aires S.A., described in Note 1 to the financial statements. The effect the above mentioned processes may have on the Company's financial condition, should they be settled in a manner different from that estimated by the Company, cannot be estimated.

4. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by the Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on the financial statement presentation issued by the control body differ from professional accounting standards applicable in Autonomous City of Buenos Aires , the principal effects of which have been indicated in that Note.

5. On February 14, 2005 we issued an audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2004 and 2003, with qualifications regarding the recoverability of receivables from the Public Sector and the uncertain circumstances indicated in item 3. of this report. That report also included certain departures from professional accounting standards for the reasons indicated in item 4 above.

6. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 mentioned in item 5 of this report, we state that:

a) the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2005 and 2004 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations (Argentine Banking GAAP) and, except as mentioned in item 4 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than those mentioned in item 3 above.

b) the comparative information included in the parent only and consolidated statements of financial condition and in supplementary Notes and Schedules to the attached financial statements arises from the December 31, 2004 financial statements of Grupo Financiero Galicia S.A.

7. As called for by the regulations in force, we report that:

a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission (CNV).

b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which maintain the same security and integrity conditions as those authorized by the CNV.

c) We have read the Informative Review, the Information required in addition to the Notes to the Financial Statements by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, about which, insofar as concerns our field of competence, we have no comments to make. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

d) As of September 30, 2005, the debts accrued towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 11,824.07, which were not yet due at that date.-------------------------------

Autonomous city of Buenos Aires, November 08, 2005.-----------------------------

[There follows and illegible signature and a seal that reads:] PRICE WATERHOUSE & CO. S.R.L.- Partner - Registration No. T(0) 1 F(0)17 - Dr. Santiago J. Mignone
- Public Accountant (U.B.A.) - C.P.C.E.C.A.B.A. T(degree) 233 F(degree) 237-----

This is to certify that the foregoing is a TRUE TRANSLATION into English of the original document written in Spanish, which I had before me and to which I refer, in the Autonomous City of Buenos Aires on sixteenth day of the month of November of the year two thousand and five. This translation consists of 106 pages. [FOR LEGALIZATION PURPOSES]----------------------------------------------

ES TRADUCCION FIEL al ingles del documento original redactado en espanol que he tenido a la vista y al cual me remito, en a Ciudad Autonoma de Buenos Aires, a los dieciseis dias del mes de noviembre del ano dos mil cinco. La presente traduccion consta de 106 fojas.-------------------------------------------------